                                                                Larry A. Cerutti
                                                     Direct Dial: (714) 641-3450
                                                      E-mail: lcerutti@rutan.com




                               September 14, 2007


VIA FEDEX AND
EDGAR CORRESPONDENCE
--------------------

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

         Re:   Strasbaugh
               Registration Statement on Form SB-2
               Filed on July 23, 2007
               File No. 333-144787
               -----------------------------------

Dear Mr. Mancuso:

         This letter responds to the comments of your letter dated August 20, 2007 relating to Strasbaugh (the "Company"), a copy of which letter is enclosed for your convenience.

         The enclosed clean and marked-to-show-changes copies of Amendment No. 1 to the Company's Registration Statement on Form SB-2, Reg. No. 333-144787 (the "Registration Statement") contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of August 20, 2007, together with the Company's responses in regular font immediately following each reproduced comment. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of August 20, 2007. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate. The page numbers referenced below correspond to the marked versions of the Registration Statement enclosed herewith.

1. GIVEN THE NATURE AND SIZE OF THE TRANSACTION BEING REGISTERED, ADVISE THE STAFF OF THE COMPANY'S BASIS FOR DETERMINING THAT THE TRANSACTION IS APPROPRIATELY CHARACTERIZED AS A TRANSACTION THAT IS ELIGIBLE TO BE MADE ON A SHELF BASIS UNDER RULE 415(A)(1)(I).

Russell Mancuso, Esq.
September 14, 2007
Page 2


         As you know, in 1983 the Securities and Exchange Commission (the "Commission") adopted Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. Rule 415 provides in relevant part as follows:

                  "(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

                  (1) The registration statement pertains only to:

                  (i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;... [or]

                  (ix) Securities the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness;...."

         In an effort to assist registrants in determining whether an offering by selling security holders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Commission issued Interpretation D.29 contained in the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (the "Telephone Interpretations"). Interpretation D.29 provides as follows:

         "It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller's prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 `public float' test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a DIFFICULT FACTUAL ONE, not merely a question of who receives the proceeds. CONSIDERATION SHOULD BE GIVEN TO HOW LONG THE SELLING SHAREHOLDERS HAVE HELD THE SHARES, THE CIRCUMSTANCES UNDER WHICH THEY RECEIVED THEM, THEIR

Russell Mancuso, Esq.
September 14, 2007
Page 3


         RELATIONSHIP TO THE ISSUER, THE AMOUNT OF SHARES INVOLVED, WHETHER THE SELLERS ARE IN THE BUSINESS OF UNDERWRITING SECURITIES, AND FINALLY, WHETHER UNDER ALL THE CIRCUMSTANCES IT APPEARS THAT THE SELLER IS ACTING AS A CONDUIT FOR THE ISSUER." (emphasis added)

         As Interpretation D.29 indicates, the question is a "difficult" and "factual" one that involves an analysis of "all the circumstances." When applying these factors to the offering made by the selling security holders in the Registration Statement (the "Offering") as set forth in more detail below, the Company believes that the Offering is appropriately characterized as a secondary offering and, therefore, is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

         A.       How Long the Selling Shareholders Have Held the Shares.
                  -------------------------------------------------------

         The shares of common stock to be covered by the Registration Statement represent the number of shares of the Company's common stock (collectively, the "Shares") that are issuable (i) upon the conversion of shares of the Company's Series A Cumulative Redeemable Convertible Preferred Stock (the "Series A Preferred Stock") held by 21 accredited investors (the "Investors"), each of whom obtained the Securities (as defined below) in connection with the May 24, 2007 closing of the Securities Purchase Agreement among the Company and each of the Investors (the "Purchase Agreement"), and (ii) upon the exercise of warrants (the "Warrants" and collectively with the shares of Series A Preferred Stock, the "Securities") held by the Investors, B. Riley and Co. Inc. ("B. Riley"), the Company's placement agent in connection with the offering of the Securities (the "Series A Preferred Stock Financing"), and certain assignees of B. Riley (collectively, the "Selling Security Holders").

         We believe that the longer the Securities are held, the less likely it is that the Selling Security Holders would be considered acting as a mere conduit for the Company. Although we are unable to definitively predict the time period that may elapse between the date the Selling Security Holders acquire the Shares (as a result of conversion of the Series A Preferred Stock and/or exercise of the Warrants) and the date upon which they may eventually sell or otherwise transfer the Shares, the Selling Security Holders have held the Securities for over 100 days. As set forth below, this holding period is much longer than required by the Staff of the Commission (the "Staff") for "PIPE" transactions.

         In the March 1999 Supplement to the Telephone Interpretations, the Staff codified its "PIPEs" interpretation in Interpretation 35 (the "PIPEs Interpretation") which provides in relevant part as follows:

Russell Mancuso, Esq.
September 14, 2007
Page 4


         "In a PIPE transaction (private investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of their securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement... The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement."

         The PIPEs Interpretation contemplates that a valid secondary offering could occur IMMEDIATELY following the closing of a private placement. Because no holding period is required for a PIPE transaction to be a valid secondary offering, we respectfully submit that the holding period in this instance should be more than sufficient to be considered a valid secondary offering.

         B.       The Circumstances Under Which They Received the Shares.
                  -------------------------------------------------------

         Because the Shares being registered for resale under the Registration Statement underlie securities that were issued in a properly conducted and completed PIPE transaction, the circumstances under which the Selling Security Holders received the Securities as outlined in Interpretation D.29 supports a finding that the Offering is a secondary offering and, therefore, is eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(i).

         Based upon the PIPEs Interpretation, there are two significant criteria that must be met in order for the shares of common stock underlying convertible securities and warrants issued in a PIPE transaction to be properly registered for resale as a valid secondary offering. First, the issuance of the convertible securities and warrants must have been made in a transaction exempt pursuant to
Section 4(2) under the Securities Act. Second, the private placement must be "completed." (SEE ALSO Black Box Incorporated, SEC No-Action Letter (June 26,
1990) (the "Black Box No-Action Letter") regarding "completed" private placement transactions.)

         The Securities held by the Selling Security Holders were issued in an exempt transaction pursuant to Section 4(2) of the Securities Act based on the safe-harbor provided by Rule 506 of Regulation D promulgated under the Securities Act. This exemption was claimed on the basis that the transaction did not involve any public offering and the Selling Security Holders are all "accredited investors" as that term is defined in Rule 501(a) of Regulation D. Appropriate investment representations were obtained from each of the Selling Security Holders and certificates representing the Securities were issued with

Russell Mancuso, Esq.
September 14, 2007
Page 5


appropriate restrictive legends. A Form D covering the Securities was filed with the Commission on June 27, 2007. As a result, the Securities were issued in an exempt transaction pursuant to Section 4(2) under the Securities Act.

         The PIPEs Interpretation discussed above, as well as the Division of Corporation Finance's position in the Black Box No-Action Letter, make it clear that a private placement is "completed" if commitments are in place from all investors subject only to conditions outside of their control so that there is no further investment decision. The Investors became irrevocably bound to purchase a set amount of shares of Series A Preferred Stock and Warrants for a set purchase price upon the May 24, 2007 closing of the Purchase Agreement. On that date, the full purchase price was paid by the Investors to the Company and the shares of Series A Preferred Stock and the Warrants contemplated by the Purchase Agreement were issued by the Company to the Investors. The Investors were, and continue to be, at market risk as of and at all times after May 24, 2007, and there was no further investment decision by the Investors after May 24, 2007.

         Based on the foregoing, the offering of the shares of common stock was "completed" prior to the filing of the Registration Statement as required by the
Section 3S(b) of the PIPEs Interpretation and the Black Box No-Action Letter.

         We also note that the terms of the Series A Preferred Stock and the Warrants contain no "toxic" provisions or other terms that we believe would merit any special concerns by the Staff. The mere fact that the Investors insisted upon registration rights should not be interpreted to mean that the Investors has an intent to effect a distribution. There are a number of reasons why an Investor wants shares registered other than because it has a present intention to sell those shares. For example, Investors such as Harvey SMidCap Fund LP and Harvey SMidCap Offshore Fund LTD are required to mark their portfolio to market. If securities within their portfolios are not registered, they must be reflected at discounted prices. In addition, Investors such as Newport Micro Fund II, LLC are fiduciaries of other people's money and have a fiduciary responsibility to maintain maximum flexibility in their investment decisions.

         Further, under the current circumstances it would be virtually impossible for the Investors to effect a distribution of the Shares even if they desired to do so. The average daily trading volume of the Company's common stock since May 25, 2007, the day after the closing of the Share Exchange Transaction, is only approximately 723 shares. If Investors attempted to liquidate their investment, it would take them years to do so, assuming no other person sold a share of common stock during that period. Also, 1,271,797 of the Shares relate to the Warrants which are not exercisable until November 24, 2007. In light of the thin float, any attempt by the Investors to liquidate their positions would be virtually impossible.

Russell Mancuso, Esq.
September 14, 2007
Page 6


         In addition, there is no evidence that a distribution would occur or that the Investors have an intention to distribute the shares they have the right to acquire. Under the Commission's own rules, a "distribution" requires special selling efforts. See Rule 100(b) of Regulation M which defines a "distribution" as

         "an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering AND THE PRESENCE OF SPECIAL SELLING EFFORTS AND SELLING METHODS." (emphasis added)

         Accordingly, under the Commission's own rules, the mere size of a potential offering does not constitute a proposed sale as a "distribution." Special selling efforts and selling methods must be employed before the offering will constitute a distribution. Here there is no evidence that indicates that any special selling efforts or selling methods have or would take place if all of the Shares were registered. To the Company's knowledge, none of the Investors has conducted any road shows or taken any other actions to condition or "prime" the market for their shares. To have done so would violate the detailed representations made by them in the Purchase Agreement. Those representations and warranties provide, among other things, that each of them was buying for investment, for their own account and not for the purpose or intent to effect a distribution in violation of the Securities Act.

         C.       Their Relationship to the Issuer.
                  ---------------------------------

         Prior to negotiating and entering into the Purchase Agreement, except for Lloyd I. Miller, III, who served on the board of directors of the Company until 2005, and Bryant Riley, who served on the board of directors of the Company until May 2007, the Company had no prior relationship or dealings with any of the Selling Security Holders or any affiliates of the Selling Security Holders. Other than the Shares the Company is seeking to register under the Registration Statement and shares of the Company's common stock underlying options issued to Mr. Bryant Riley and Mr. Lloyd Miller under the Company's Outside Directors' Stock Option Plan (which was terminated in 2005), the Company has never registered any securities for the Selling Security Holders or any affiliates of the Selling Security Holders. Other than the Company's obligations under the Purchase Agreement and related agreements, the Company has no ongoing relationship with any of the Selling Security Holders other than B. Riley, which is providing on-going investment banking services to the Company.

         Of the 30 Selling Security Holders, none beneficially owns, nor is proposing to sell in the offering more than 12.4% of the Company's issued and outstanding common stock. There are 12 distinct unaffiliated selling security holder groups, only one of whom beneficially own more than 10% of the Company's

Russell Mancuso, Esq.
September 14, 2007
Page 7


issued and outstanding common stock. Given the breadth of holdings of the Selling Security Holders and the lack of affiliation among the Selling Security Holders and the Company, the Company believes that none of the Selling Security Holders or selling security holder groups exerts control over the market for the Company's common stock, and, accordingly, does not possess the ability to dictate the market for the Company's common stock.

         D.       The Amount of Shares Involved.
                  ------------------------------

         We respectfully remind the Staff that the amount of shares is only one factor to be considered by the Staff in applying Rule 415. However, in recent applications of Rule 415 by the Staff, the amount of shares seems to have become the primary factor. As we understand it, the Staff has taken the position that an offering involving more than approximately one-third of the public float implicates Staff concerns that a secondary offering may be a "disguised" primary offering for Rule 415 purposes. As far as we are aware, no rationale for that position has ever been articulated by the Staff. However, based on the Staff's concern that a distribution is taking place, the number of shares being registered appears to be one of the less important factors in the Staff's analysis. An illegal distribution of shares can certainly take place when the amount of shares involved is less than one-third.

         In addition, the Staff's focus on one-third of the public float appears to be inconsistent with prior interpretative positions. For example, Interpretation D.44 of the Telephone Interpretations describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:

         "A controlling person of an issuer owns a 73% block. That person will sell the block in a registered "at-the-market" equity offering. Rule 415(a)(4), which places certain limitations on "at-the-market" equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4)."

         In addition, Interpretation H.20 of the Telephone Interpretations, regarding the use of Form S-3 to effect a secondary offering, provides as follows:

         "A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in

Russell Mancuso, Esq.
September 14, 2007
Page 8


         reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issues. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3 to more than 50% of the issuer's securities, UNLESS THE FACTS CLEARLY INDICATE THAT THE AFFILIATE IS ACTING AS AN UNDERWRITER ON BEHALF OF THE ISSUER. However, if the percentage is too high, it must be examined on a case-by-case basis." (emphasis added)

         The above interpretive positions support the proposition that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares if other facts do not indicate that the affiliate is acting as a conduit for the issuer.

         E.       Whether the Sellers are in the Business of Underwriting
                  Securities.
                  -------------------------------------------------------

         Based solely on information supplied to us by the Selling Security Holders, we do not believe that any of the Selling Security Holders, other than
B. Riley, an NASD-registered broker-dealer, are in the business of underwriting securities. Consistent with the Commission's view with respect to selling security holders who are also NASD-registered broker-dealers, the Company has identified B. Riley as an underwriter on page __ of the Registration Statement. (See response to Comment No. __.) In addition, with respect to the Offering covered by the Registration Statement, each of the Investors who is affiliated with a broker-dealer has represented to us that (i) it is not acting as an underwriter in this offering, (ii) it received the shares of the Series A Preferred Stock and/or Warrants in the ordinary course of business, and (iii) at the time it acquired the Securities, it did not have had any agreement or understanding, directly or indirectly, with any person to distribute the Series A Preferred Stock and/or Warrants or the Shares.

         F. Whether Under All the Circumstances it Appears that the Seller is Acting as a Conduit for the Issuer.
                  --------------------------------------------------------------

         Although we acknowledge that the offering represents well in excess of the Company's public float, we do not believe that the facts and circumstances of this offering lead to the conclusion that under the standards set forth in Interpretation D.29 that this is a primary offering. In that regard, we summarize the discussion above as follows:

         o the shares of Series A Preferred Stock and the Warrants have a conversion price and exercise price, respectively, that is fixed; they do not include any variable provisions or other toxic aspects that could lead to significant additional dilution;

Russell Mancuso, Esq.
September 14, 2007
Page 9


         o the Investors have already held the securities for over 100 days, since May 24, 2007;

         o the Company has no reason to believe that the Investors desire to sell their position in the Company in the near future;

         o the Company's average daily trading volume is 723 shares. Even if the Investors did begin to sell their shares immediately, the sale of all of the Company common stock issued or issuable in the connection with the transaction would take several years, assuming that the Investors were able to sell the entire average daily trading volume each day. The Investors were aware of the Company's trading volume and must have been aware that any investment in the Company's common stock would require them to hold the shares for a significant period of time;

         o the shares of Series A Preferred Stock and the Warrants have conversion prices and exercise prices in excess of the current market price and the Warrants are not exercisable until November 24, 2007; and

         o registration does not equate to an intent to sell or distribute. As discussed above, the Investors would not be able to sell their securities quickly due to the market for the Company's common stock.

         Based upon the foregoing discussion and analysis, we respectfully submit that, when considering all the circumstances, none of the Selling Security Holders should be deemed to be acting as a conduit for the Company and the Company should be allowed to register for resale that number of Shares set forth on the cover page of the Registration Statement.

Prospectus Cover Page
---------------------

2. GIVEN THAT THERE IS NO MARKET FOR YOUR SECURITIES, PLEASE DISCLOSE THE FIXED PRICE AT WHICH YOUR SELLING SHAREHOLDERS WILL SELL THEIR SECURITIES. SEE SCHEDULE A ITEM 16 OF THE SECURITIES ACT AND REGULATION S-B ITEM 501(A)(9)(IV). IF THIS TRANSACTION IS ELIGIBLE TO BE MADE ON A SHELF BASIS UNDER RULE 415(A)(L)(I), WE WILL NOT OBJECT IF YOU DISCLOSE THAT SELLING SHAREHOLDERS WILL SELL AT THE DISCLOSED FIXED PRICE UNTIL YOUR SHARES ARE QUOTED ON THE OTC BULLETIN BOARD AND THEREAFTER AT PREVAILING MARKET PRICES OR PRIVATELY NEGOTIATED PRICES. PLEASE ALSO REVISE YOUR "PLAN OF DISTRIBUTION" DISCLOSURE ACCORDINGLY.

Russell Mancuso, Esq.
September 14, 2007
Page 10


         Additional disclosure has been added to the cover page and in the "Plan of Distribution" section on page 87 of the Registration Statement indicating the price range at which Selling Security Holders may sell their Shares until a public market develops for the Company's common stock. The Company has selected the range of $2.20 and $4.40 because $2.20 is the price at which shares of Series A Preferred Stock may be converted into shares of common stock and $4.40 is the price at which a share of common stock must trade before the Company can force conversion of shares of its Series A Preferred Stock. The exercise price of the Warrants is $2.42 (i.e., within the fixed price range).

3. IF TRUE, PLEASE REVISE YOUR STATEMENT THAT YOUR SHARES ARE "TRADED" ON THE PINK SHEETS TO CLARIFY THAT PRICES OF YOUR COMMON STOCK ARE QUOTED ON THE PINK SHEETS.

         The Company has revised its disclosure throughout the Registration Statement to clarify that shares of the Company's common stock are "quoted" on the Pink Sheets(R) rather than "traded."

Prospectus Summary, page 2
--------------------------

4. PLEASE PROVIDE US INDEPENDENT, OBJECTIVE SUPPORT FOR THE STATEMENTS REGARDING YOUR LEADERSHIP AS WELL AS YOUR STATEMENTS ABOUT YOUR MARKET SHARE AND MARKET STANDING. FOR EXAMPLE, YOU INDICATE IN THE SUMMARY AND IN OTHER PARTS OF YOUR PROSPECTUS THAT YOU ARE POSITIONED AS A "LEADER IN CERTAIN NICHE MARKETS AND A LOWER COST ALTERNATIVE... IN MORE MAINSTREAM MARKETS.' AND YOU ARE "AN INDUSTRY LEADER" AND WITH A "SIGNIFICANT BRAND IDENTITY."

         The Company is unable to provide the Commission with independent, objective support for any of the statements regarding the Company's leadership, market share and market standing. Accordingly, the Company has elected to revise its disclosure in the "Prospectus Summary" on page 2 of the Registration Statement and in the "Business" section on page 35 of the Registration Statement to delete any such statements.

5. WE NOTE YOUR STATEMENTS THAT YOU HAVE A "LARGE CUSTOMER BASE" OF "LEADING COMPANIES" AND THAT YOUR INNOVATION AND LEADERSHIP HAVE ALLOWED YOU TO "GAIN A LARGE CUSTOMER BASE OF WELL ESTABLISHED MARKET PARTICIPANTS." PLEASE PROVIDE INDEPENDENT OBJECTIVE SUPPORT FOR THESE STATEMENTS AND PLEASE BALANCE THESE STATEMENTS WITH EQUALLY PROMINENT DISCLOSURE ABOUT YOUR RELIANCE ON A SMALL NUMBER OF CUSTOMERS AS DESCRIBED ON PAGES 11 AND 40.

         The Company is unable to provide the Commission with independent, objective support for these statements. Accordingly, the Company has elected to

Russell Mancuso, Esq.
September 14, 2007
Page 11


revise its disclosure in the "Prospectus Summary" on page 2 of the Registration Statement and in the "Business" section on page 35 of the Registration Statement to delete these statements.

6. WE NOTE YOU IDENTIFIED TEN CUSTOMERS IN THE FIFTH PARAGRAPH. PLEASE TELL US THE OBJECTIVE CRITERIA YOU USED TO DETERMINE WHICH CUSTOMERS TO HIGHLIGHT HERE. ALSO TELL US WHETHER YOU IDENTIFIED IN THE SUMMARY ALL CUSTOMERS THAT SATISFY THOSE CRITERIA.

         The Company has revised its disclosure in the Prospectus Summary and Business sections of the Registration Statement commencing on pages 2 and 35, respectively, to identify three customers. These customers were the Company's top three customers in terms of sales for 2006.

7. PROMINENTLY IN YOUR SUMMARY, PLEASE BRIEFLY HIGHLIGHT THE APPLICATIONS ON WHICH YOU FOCUS AS MENTIONED ON PAGE 32.

         The Company has provided additional disclosure in the "Prospectus Summary" section commencing on page 2 of the Registration Statement highlighting the applications on which the Company focuses.

8. IN THE SUMMARY, YOU ARE TO CAREFULLY CONSIDER AND IDENTIFY THOSE ASPECTS OF THE OFFERING THAT ARE THE MOST SIGNIFICANT AND DETERMINE HOW TO BEST HIGHLIGHT THOSE POINTS IN CLEAR, PLAIN LANGUAGE. AVOID MERE REPETITION FROM THE BUSINESS SECTION. FURTHER, PLEASE TELL US WHY YOU BELIEVE THE DETAILED DISCUSSION OF THE TERMS OF YOUR SERIES A PREFERRED STOCK IS APPROPRIATE FOR THE SUMMARY.

         The Company has revised the "Prospectus Summary" section commencing on page 2 of the Registration Statement to include disclosure regarding those aspects of the offering that the Company considers most significant in response to the Staff's comments. The Company has also revised the discussion of the terms of the Company's Series A Preferred Stock on page 5 of the Registration Statement to make it more of a summary with a cross reference to a more detailed description in the "Description of Capital Stock" section commencing on page 91 of the Registration Statement.

Continue to Develop Next Generation Products, page 3
----------------------------------------------------

9. PLEASE PROVIDE US THE BASIS FOR YOUR STATEMENTS IN THE LAST SENTENCE OF THIS SECTION. ALSO, IF YOU ARE NOT ABLE TO DISCLOSE MORE SPECIFIC INFORMATION, PLEASE TELL US HOW INVESTORS WILL HAVE SUFFICIENT INFORMATION NECESSARY TO EVALUATE YOUR STATEMENT.

Russell Mancuso, Esq.
September 14, 2007
Page 12


         The Company has revised its disclosure to delete this sentence from page 4 of the Registration Statement.

Corporate information, page 5
-----------------------------

10. PLEASE CLEARLY AND BRIEFLY HIGHLIGHT THE MATERIAL EFFECTS OF THIS TRANSACTION, INCLUDING ANY CHANGE IN CONTROL AND MANAGEMENT.

         The Company has provided additional disclosure in the "Prospectus Summary" section under the heading "Share Exchange Transaction" on page 4 of the Registration Statement to clearly and briefly highlight the material effects of the Share Exchange Transaction, including the resultant change in control and change in management.

Industry and market data, page 5
--------------------------------

11. YOU MANY NOT DISCLAIM RESPONSIBILITY FOR YOUR DISCLOSURE. ACCORDINGLY, PLEASE REVISE YOUR STATEMENT THAT YOU "DO NOT MAKE ANY REPRESENTATION AS TO THE ACCURACY OF SUCH INFORMATION" IN YOUR DOCUMENT.

         The Company has deleted the statement that it does "not make any representation as to the accuracy of such information" in the "Industry and Market Data" section on page 6 of the Registration Statement.

12. PLEASE TELL US WHETHER ALL INDUSTRY AND MARKET DATA YOU CITE IN YOUR DOCUMENT IS PUBLICLY AVAILABLE AND WHETHER THE DATA WAS COMMISSIONED FOR YOUR USE OR FOR USE IN THE REGISTRATION STATEMENT.

         The Company has revised its disclosure throughout the Registration Statement to provide that the only industry and market data cited within the Registration Statement is industry and market data that the Company obtained from Laredo Technologies. The Company has also revised its disclosure in the "Prospectus Summary" section under the heading "Industry and Market Data" on page 6 of the Registration Statement to clarify that the industry and market data cited within the document was obtained from Laredo Technologies and that portions of such data was commissioned specifically for the Company's use.

13. WE NOTE THAT YOUR STATEMENT OF CONSENT IS LIMITED TO LAREDO. PLEASE TELL US WHETHER ALL OTHER SOURCES HAVE CONSENTED TO YOUR USE OF THE DATA. ALSO, GIVEN THAT IT APPEARS THAT YOU ARE INTENDING THAT INVESTORS RELY ON THE LAREDO CONSENT, PLEASE FILE IT AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

Russell Mancuso, Esq.
September 14, 2007
Page 13


         Please see the Company's response to Comment No. 12. The Company has included the consent of Laredo Technologies as Exhibit 99.1 to the Registration Statement.

Summary Financial Information, page 7
-------------------------------------

14. PLEASE REVISE TO INCLUDE A FOOTNOTE DISCUSSING THE FISCAL YEAR 2005 RESTATEMENT OR REFERRING TO WHERE THE RESTATEMENT IS DISCLOSED.

         The Company has revised its disclosure in the "Summary Financial Information" table on page 9 of the Registration Statement to include a footnote cross-referencing the discussion of the 2005 restatement of the Company's financial statements in the Notes to the Company's 2006 and 2005 financial statements.

Risk Factors, page 8
--------------------

15.      PLEASE TELL US WHETHER YOU PLAN TO REGISTER YOU SECURITIES UNDER
         SECTION 12 OF THE EXCHANGE ACT. IF YOU DO NOT, PLEASE ADD A RISK FACT TO EXPLAIN THE EFFECTS OF THE AUTOMATIC SUSPENSION UNDER SECTION 15(D) AND THE INAPPLICABILITY OF THE PROXY RULES AND SECTION 16 OF THE EXCHANGE ACT.

         The Company plans to register its common stock under Section 12 of Securities Exchange Act of 1934, as amended (the "Exchange Act"). To that end, the Company plans to file a Form 8-A with the Commission within ten days of the filing of Amendment No. 1 to the Registration Statement.

16. PLEASE ADD A RISK FACTOR DISCUSSING THE RISKS ASSOCIATED WITH VOTING CONTROL OF THE COMPANY BY YOUR SIGNIFICANT SHAREHOLDERS.

         The Company has added a risk factor in the "Risk Factors" section commencing on page 15 of the Registration Statement discussing the risks associated with voting control on the Company by its significant shareholders.

Price Range of Common Stock, page 20
------------------------------------

17. PLEASE BRIEFLY HIGHLIGHT THE SIGNIFICANT CORPORATE DEVELOPMENTS THAT OCCURRED IN THE PERIODS PRESENTED.

         The Company has revised its disclosure in the "Price Range of Common Stock" section on page 23 of the Registration Statement highlighting the significant corporate developments that occurred in the periods presented.

Russell Mancuso, Esq.
September 14, 2007
Page 14


18. PLEASE CLARIFY HOW THE DISCLOSURE IN THIS SECTION IS CONSISTENT WITH YOUR STATEMENT IN YOUR FORM 8-K FILED JULY 11, 2005 THAT YOUR COMMON STOCK WILL NOT LONGER ASSIGNABLE OR TRANSFERABLE ON THE BOOKS OF THE COMPANY.

         On March 10, 2005, the Company's prior board of directors approved a plan of dissolution (the "Plan of Dissolution") for the Company and approved solicitation of shareholder approval of the Plan of Dissolution. The shareholders of the Company approved the Plan of Dissolution on June 3, 2005. The election to wind up and dissolve the Company was a voluntary election pursuant to Section 1900 of the California Corporations Code.

         As a result of approval of the Plan of Dissolution and commencement of the wind up of the Company, (i) the Company voluntarily delisted its common stock from the NASDAQ Stock Market effective July 11, 2005, (ii) the Company's common stock commenced quotation on the Pink Sheets(R) on July 11, 2005, and
(iii) the Company's transfer agent closed the transfer books for its common stock effective July 11, 2005. During the wind up of the Company, the board of directors of the Company were presented with the opportunity of entering into a share exchange transaction (the "Share Exchange Transaction") with the shareholders of Strasbaugh, a California corporation, and ultimately determined that it would be in the best interests of the Company and its shareholders to proceed with the Share Exchange Transaction in lieu of completing the wind up and dissolution of the Company. As a result, on January 17, 2007, the board of directors of the Company preliminarily authorized the Share Exchange Transaction and authorized the officers of the Company to solicit from the shareholders of the Company their vote in favor of the Share Exchange Transaction. The Company's board of directors and shareholders approved the Share Exchange Transaction on February 9, 2007 and March 14, 2007, respectively. The board of directors ratified the Company's decision to enter into the Share Exchange Transaction on May 7, 2007, and after due consideration authorized the closing of the Share Exchange Transaction on May 24, 2007. Subsequent to receiving approval of the board of directors and shareholders of the Company to close the Share Exchange Transaction, the Company formally revoked the Plan of Dissolution pursuant to
Section 1904(a) of the California Corporations Code and consummated the Share Exchange Transaction.

         Because trading in shares of the Company's common stock continued while shares of common stock were being quoted on the Pink Sheets(R) between July 11, 2005, the date on which the stock transfer books were initially closed by the Company's transfer agent, and May 24, 2007, the date of the closing of the Share Exchange Transaction, such trading was accomplished with "due bills" attached. Prior to the closing of the Share Exchange Transaction and re-opening the transfer books for the Company's common stock, the Company conducted meetings

Russell Mancuso, Esq.
September 14, 2007
Page 15


with representatives from Comptershare, the Company's transfer agent, NASDAQ and the Depository Trust Company to ensure the stock transfer books for its common stock reflected all trades of its common stock with due bills attached. During these meetings, all stock transfer records were reconciled to accurately reflect all trades of the Company's common stock made between July 11, 2005 and the closing of the Share Exchange Transaction on May 24, 2007.

         The Company has revised its disclosure in the "Price Range of Common Stock" section on page 23 of the Registration Statement to provide additional information regarding the trading of the Company's common stock between July 11, 2005 and May 24, 2007 with due bills attached.

Overview, page 21

19. WE NOTE MUCH OF YOUR FIRST FIVE PARAGRAPHS IN THIS SECTION ARE IDENTICAL TO THE SUMMARY ON PAGE 2 AND THE BUSINESS SECTION ON PAGE 30. PLEASE REVISE TO AVOID REPEATING DISCLOSURE. THE OVERVIEW IN THIS SECTION SHOULD BE A BALANCED, EXECUTIVE-LEVEL DISCUSSION THAT IDENTIFIES THE MOST IMPORTANT THEMES OR OTHER SIGNIFICANT MATTERS WITH WHICH MANAGEMENT IS CONCERNED PRIMARILY IN EVALUATING THE COMPANY'S FINANCIAL CONDITION AND OPERATING RESULTS. DISCUSS MATERIAL BUSINESS OPPORTUNITIES, CHALLENGES AND RISKS, SUCH AS THOSE PRESENTED BY KNOWN MATERIAL TRENDS AND UNCERTAINTIES, ON WHICH THE COMPANY'S EXECUTIVES ARE MOST FOCUSED, AND THE ACTIONS THEY ARE TAKING IN RESPONSE TO THEM. FOR FURTHER GUIDANCE ON THE CONTENT AND PURPOSE OF THE "OVERVIEW," SEE COMMISSION GUIDANCE REGARDING MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS INTERPRETIVE RELEASE NO. 33-8350 (DECEMBER 19, 2003) ON OUR WEBSITE.

         The Company has revised its disclosure in the "Overview" section commencing on page 24 of the Registration Statement to provide a balanced, executive level discussion and to avoid repetition of the disclosure contained in the Prospectus Summary and Business sections of the Registration Statement.

Backlog, page 28
----------------

20. PLEASE CLARIFY WHETHER THE ORDERS ARE CANCELLABLE.

         The Company has revised its disclosure in the "Backlog" section on page 33 of the Registration Statement to clarify that orders are not cancelable by the Company's customers.

Russell Mancuso, Esq.
September 14, 2007
Page 16


Business, page 30
-----------------

21. PLEASE DISCLOSE THE STATUS OF YOUR DISSOLUTION DESCRIBED IN YOUR PROXY MATERIAL FILED MAY 5, 2005 AND YOUR FORM 10-K FILED JULY 29, 2005. ALSO EXPLAIN HOW YOUR ACTIVITIES SINCE THOSE DATES ARE CONSISTENT WITH THE DISSOLUTION PLAN ADOPTED BY YOUR SHAREHOLDERS AND DISCLOSED IN THOSE FILINGS.

         Please see the Company's response to Comment No. 18.

22. WITH A VIEW TOWARD DISCLOSURE IN AN APPROPRIATE SECTION OF YOUR DOCUMENT, PLEASE TELL US WHETHER ANY OF THE REGISTRANT'S SHAREHOLDERS OR PAST OR PRESENT AFFILIATES RECEIVED ANYTHING OF VALUE, OTHER THAN AS DISCLOSED IN YOUR COMPENSATION TABLES OR RELATED-PARTY TRANSACTIONS DISCLOSURE, SINCE THE DATE THAT THE DISSOLUTION WAS ANNOUNCED AND THE DATE THAT THAT THE SHARE EXCHANGE WAS COMPLETED. INCLUDE ANYTHING THAT THOSE PARTIES HAVE RECEIVED OR WILL RECEIVE IN CONNECTION WITH THE SHARE EXCHANGE AGREEMENT.

         Other than as disclosed in the compensation tables or related-party transactions disclosures in the Registration Statement, none of the Company's shareholders or past or present affiliates received anything of value between June 3, 2005 (the date dissolution was announced) and May 24, 2007 (the date on which the Share Exchange Transaction was consummated), except that on June 24, 2005 and December 22, 2005 the Company paid an extraordinary cash dividend of $0.62 and $0.12 per share of common stock, respectively, to the shareholders of record as of June 10, 2005 and July 22, 2005, respectively. The Company has provided additional disclosure in the "Price Range of Common Stock" section on page 23 of the Registration Statement with respect to these dividend payments.

23. WE NOTE YOUR DISCLOSURE ON PAGE 36 THAT YOU REQUIRE A PARTNER TO PURSUE "MORE MAINSTREAM" APPLICATIONS. PLEASE CLARIFY WHY YOUR CURRENT PRODUCTS ARE NOT USED IN MAINSTREAM APPLICATIONS.

         The Company has revised its disclosure on page 42 of the Registration Statement to clarify that the Company desires to partner with a China-based semiconductor and silicon wafer manufacturer to assist the China-based partner (rather than the Company) in its pursuit of more mainstream CMP and silicon wafer fabrication applications in China and throughout the World using the Company's technology and products. In addition, the Company has revised its disclosure to provide information regarding its entry into a Memorandum of Understanding with the 45th Research Institute in China, a government-funded research agency. The Company's current products are being used in mainstream CMP semiconductor and silicon wafer fabrication applications in the United States, Europe and Asia.

Russell Mancuso, Esq.
September 14, 2007
Page 17


24. WE NOTE YOUR DISCLOSURE ON PAGE 2 THAT YOU ARE POSITIONED AS A LOWER COST ALTERNATIVE. PLEASE CLARIFY WHY YOUR PRODUCTS CAN BE PRICED LOWER THAN YOUR COMPETITORS.

         The Company's products can be priced lower than its competitors because of a number of factors including, among others, the following: (i) the Company's products tend to have smaller footprints than products manufacturer by the Company's competitors, thereby reducing the Company's direct and indirect manufacturing costs as compared to its competitors, (ii) many of the Company's products have fewer moving parts (i.e., robotic arms) than competitive products, and (iii) the Company's engineering costs tend to be lower than its competition as a result of the Company's significant technology base. In essence, because of this existing technology base in many instances the Company may only need to re-engineer an existing product to create a new product rather than engineer a new product from the ground up.

25. PLEASE DISCLOSE WHEN STRASBAUGH WAS INCORPORATED AND BEGAN SIGNIFICANT OPERATIONS.

         Additional disclosure has been added under a new heading entitled "Company History" commencing on page 35 of the Registration Statement to provide, among other things, the dates when the Company and R. H. Strasbaugh were incorporated and when R. H. Strasbaugh began significant operations.

26. WE NOTE YOUR RISK FACTOR ON PAGE 12 REGARDING ENVIRONMENTAL REGULATION. PLEASE PROVIDE THE DISCLOSURE REQUIRED BY REGULATION S-B ITEM 101(B)(11).

         The Company has revised its disclosure in the "Risk Factors" section commencing on page 14 of the Registration Statement to delete the prior risk factor regarding environmental regulation. Upon reflection, management of the Company has determined that although the Company is subject to various environmental regulations in connection with the conduct of its business, the costs and effects of compliance with applicable environmental laws are not material. As such, the Company believes that a risk factor regarding environmental regulation would be generic and not reflective of the Company's current business operations.

Silicon Wafer and Silicon Wafer Equipment Industry, page 33
-----------------------------------------------------------

27. PLEASE PROVIDE US THE DATA THAT SUPPORTS THE 46% GROWTH DISCLOSED IN THIS SECTION.

Russell Mancuso, Esq.
September 14, 2007
Page 18


         The Company is unable to provide independent, objective support for the statement regarding the projected 46% growth rate. Accordingly, the Company has elected to revise its disclosure in the "Business" section under the heading "Silicon Wafer and Silicon Wafer Equipment Industry" on page 39 of the Registration Statement to delete this statement.

Products and Services, page 37
------------------------------

28. WITH A VIEW TOWARD CLARIFIED DISCLOSURE, PLEASE TELL US THE AMOUNT OF REVENUE GENERATED FROM EACH PRODUCT DURING THE FISCAL PERIODS PRESENTED IN YOUR FILING.

         The Company has revised its disclosure in the "Products and Services" section commencing on page 43 of the Registration Statement to disclose the amount of revenue generated from each product during the fiscal periods presented in the Registration Statement.

Customers, Page 40
------------------

29. IF YOU DO NOT HAVE LONG-TERM CONTRACTS WITH THE CITED CUSTOMERS OR MAJOR CUSTOMERS MAY TERMINATE THEIR RELATIONSHIP WITH YOU AT ANY TIME, PLEASE BALANCE YOUR DISCLOSURE REGARDING YOUR LONG-TERM RELATIONSHIPS ACCORDINGLY. WE NOTE YOUR RISK FACTOR DISCLOSURE ON PAGE 9.

         The Company has revised its disclosure in the "Customers" section on page 46 of the Registration Statement to provide additional information about the manner in which the Company's customers purchase products from the Company and that the Company does not have any long-term purchase orders or commitments with its customers.

Intellectual Property, page 43
------------------------------

30. PLEASE DISCLOSE THE DURATION OF YOUR MATERIAL PATENTS. ALSO, PLEASE SEPARATELY CLARIFY THE EXTENT AND DURATION OF YOUR U.S. PATENT PORTFOLIO, AND DESCRIBE THE SCOPE OF THE NON-EXCLUSIVE LICENSE.

         The Company has provided additional disclosure in the "Intellectual Property" section on page 50 of the Registration Statement stating the duration of its material patents, the extent and duration of its entire U.S. patent portfolio and the scope of the Company's non-exclusive license with Lam Research Corporation.

Russell Mancuso, Esq.
September 14, 2007
Page 19


Management, page 46
-------------------

31.      PLEASE DESCRIBE MR. PORTER'S BUSINESS EXPERIENCE DURING THE PAST FIVE
         YEARS.

         The Company has revised its disclosure in the "Management" section on page 53 of the Registration Statement to describe Mr. Porter's activities since his retirement on January 1, 2000 from Ford Motor Company.

32. PLEASE PROVIDE US YOUR ANALYSIS OF WHETHER THE INDIVIDUALS YOU IDENTIFY AS "KEY EMPLOYEES" ON PAGE 46 ARE EXECUTIVE OFFICERS AS DEFINED BY RULE
         405. CITE ALL AUTHORITY ON WHICH YOU RELY.

         The Company's board of directors, after due consideration, has determined that each of the individuals identified as "key employees" do not perform "policy-making functions" for the Company and consequently have concluded that they are not executive officers as defined under Rule 405 of the Securities Act. The Company's board of directors has also determined that the individuals identified as "key employees" are not officers as defined by Rule 16a-1(f) of the Exchange Act.

         The Company's board of directors, Chief Executive Officer and Chief Financial Officer are solely responsible for the policy-making functions of the Company. Each of the Company's key employees serves under the direction of the Company's Chief Executive Officer.

Composition of the Board of Directors, page 47
----------------------------------------------

33. PLEASE DESCRIBE THE RIGHT OF THE PREFERRED SHAREHOLDERS TO NOMINATE DIRECTORS AS MENTIONED ON PAGE 82. ALSO, IDENTIFY THE BOARD MEMBERS NOMINATED BY THE PREFERRED SHAREHOLDERS.

         Additional disclosure has been added to the "Composition of the Board of Directors" section on page 54 of the Registration Statement describing the right of the holders of the Company's Series A Preferred Stock to nominate directors and the fact that such holders have nominated Wesley Cummins as a member of the Company's board of directors.

Employment Agreements, page 52
------------------------------

34. WE NOTE YOUR DISCLOSURE IN THE FOURTH PARAGRAPH ON PAGE 53 DOES NOT APPEAR TO COVER ALL THE SEVERANCE BENEFITS DESCRIBED IN SECTION 6 OF THE EXECUTIVES' EMPLOYMENT AGREEMENTS. PLEASE DESCRIBE ALL MATERIAL PROVISIONS OF SUCH SEVERANCE TERMS.

Russell Mancuso, Esq.
September 14, 2007
Page 20


         The Company has revised its disclosure in the "Employment Agreement" section on page 60 of the Registration Statement to provide a description of all severance benefits contained in each of the executive's employment agreements.

Certain Relationships and Related Transactions, page 66
-------------------------------------------------------

35. WE NOTE THE FEBRUARY 2007 REPURCHASE OF PREFERRED STOCK AS DESCRIBED ON PAGE F-43. PLEASE TELL US WHY YOU HAVE OMITTED THIS INFORMATION FROM THE DISCLOSURE REQUIRED BY ITEM 404 OF REGULATION S-B.

         The Company inadvertently omitted transactions entered into by the Company's wholly-owned subsidiary, R. H. Strasbaugh. Accordingly, the Company has revised its disclosure in the "Certain Relationships and Related Transactions" section on page 76 of the Registration Statement to include a description of the repurchase of preferred stock by R. H. Strasbaugh. The Company has also provided disclosure regarding the repurchase by R. H. Strasbaugh in May 2007 of shares of its common stock and warrants held by Agility Capital, LLC.

36. PLEASE TELL US WHY THIS SECTION DOES NOT DESCRIBE THE AGILITY REPURCHASE MENTIONED ON PAGE 27.

         Please see response to Comment No. 35.

Share Exchange Transaction, page 67
-----------------------------------

37. PLEASE TELL US HOW YOU DETERMINED WHICH SHAREHOLDERS IDENTIFIED IN EXHIBIT A TO EXHIBIT 2.1 COULD BE EXCLUDED FROM THIS SECTION. FOR GUIDANCE, REFER TO QUESTION AND ANSWER 2.01 OF OUR ITEM 404 COMPLIANCE AND DISCLOSURE INTERPRETATIONS AVAILABLE ON OUR WEB SITE.

         The Company made a determination to disclose transactions between the Company and "related persons," as that term is defined in the instructions to
Section 404 of Regulation S-B. In light of the Compliance and Disclosure Interpretations, the Company has revised its disclosure in the "Share Exchange Transaction" section commencing on page 74 of the Registration Statement to include disclosures related to Mr. Thomas Walsh and Mr. Michael Kirkpatrick, both of whom became owners of more than 5% of the Company's common stock as a result of the Share Exchange Transaction. With these additional disclosures, the "Share Exchange Transaction" commencing section on page 74 of the Registration Statement includes disclosures related to each of the shareholders identified on Exhibit A to the Share Exchange Agreement who are "related persons" of the Company, including those shareholders who beneficially own more than 5% of the Company's common stock.

Russell Mancuso, Esq.
September 14, 2007
Page 21


38. PLEASE DISCLOSE THE PRINCIPLE FOLLOWED IN DETERMINING THE AMOUNT TO PAY FOR THE SHARES YOU ACQUIRED IN THE SHARE EXCHANGE.

         The Company has revised its disclosure in the "Share Exchange Transaction" section on page 74 of the Registration Statement to describe the manner in which the Company's board of directors determined the amount to pay for the shares of R. H. Strasbaugh purchased in the share exchange.

39. WITH A VIEW TOWARD DISCLOSURE, PLEASE TELL US WHICH RELATED PARTIES ACQUIRED THE SHARES THEY EXCHANGED WITHIN TWO YEARS PRIOR TO THE EXCHANGE. ALSO TELL US THE COST OF THE SHARES TO THOSE PARTIES.

         The Company has revised its disclosure in the "Share Exchange Transaction" section commencing on page 74 of the Registration Statement to provide that except for Mr. Walsh, none of the shareholders of R. H. Strasbaugh acquired the shares they exchanged within two years prior to May 24, 2007. The Company has also included disclosure commencing on page 74 of the Registration Statement that on February 6, 2007, Mr. Walsh acquired 548,865 shares of R. H. Strasbaugh common stock upon exercise of an option to purchase shares of R. H. Strasbaugh's common stock that was originally granted to him on April 10, 2006 at an exercise price of $0.07 per share.

Facilities Lease, page 67
-------------------------

40. PLEASE DESCRIBE THE MONTHLY PAYMENT AMOUNT FOR YOUR FACILITIES LEASE, AND QUANTIFY THE PAYMENTS MADE IN 2005, 2006 AND 2007. ALSO, PLEASE QUANTIFY MR. STRASBAUGH'S PERCENTAGE OWNERSHIP OF THE PROPERTY.

         The Company has revised its disclosure in the "Facilities" section commencing on page 50 of the Registration Statement and in the "Facilities Lease" section on page 75 of the Registration Statement to describe the monthly payment amount for the Company's facilities lease, the total amount of lease payments made in 2005, 2006 and the first six months of 2007 and Mr. Strasbaugh's percentage ownership in the property.

Repayment of Loan, page 68
--------------------------

41. PLEASE MORE FULLY DESCRIBE THIS TRANSACTION, INCLUDING DATE, TOTAL AMOUNT AND PURPOSE OF THE LOAN AND THE INTEREST RATE.

         The Company has revised its disclosure in the "Repayment of Loan" section on page 75 of the Registration Statement to more fully describe the transaction, including the date, total amount and purpose of the loan and the interest rate.

Russell Mancuso, Esq.
September 14, 2007
Page 22


Series A Preferred Stock Financing, page 68
-------------------------------------------

42. PLEASE CLARIFY THE BASIS FOR B. RILEY AND CO.'S ASSIGNMENT OF ITS WARRANTS TO RELATED PARTIES. DESCRIBE THE CONSIDERATION PAID BY YOUR RELATED PARTIES.

         The Company issued to B. Riley, the Company's placement agent, a warrant to purchase 385,434 shares of the Company's common stock as compensation for services rendered as placement agent in the Series A Preferred Stock Financing. Subsequent to its receipt of the warrant, B. Riley assigned portions of the warrant to several of its employees including Bryant Riley, who once served on the Company's board of directors, and Wesley Cummins, who currently serves on the Company's board of directors. Both Mr. Riley and Mr. Cummins, in their capacity as employees of B. Riley, provided investment banking services to the Company in connection with the Series A Preferred Stock Financing. B. Riley has represented to the Company that the assignments made to both Mr. Riley and Mr. Cummins were in consideration of services rendered by Mr. Riley and Mr. Cummins, respectively, as employees of B. Riley, in connection with the investment banking services B. Riley provided to the Company in connection with the Series A Preferred Stock Financing. Additionally, both Mr. Riley and Mr. Cummins have represented to the Company that they received the warrants assigned to them by B. Riley in the ordinary course of business as transaction-based compensation for investment banking services.

43. PLEASE DISCLOSE THE PRICE AT WHICH YOUR STOCK WAS QUOTED IN THE PINK SHEETS ON THE DATE OF THIS TRANSACTION.

         The Company has revised its disclosure in the "Series A Preferred Stock Financing" section on page 76 of the Registration Statement to disclose the price at which the Company's common stock was quoted in the Pink Sheets(R) on the closing date of the Share Exchange Transaction.

Principal Shareholders, page 69
-------------------------------

44. PLEASE TELL US WHY THE LEAD-IN SENTENCE TO THIS SECTION INDICATES THAT YOU HAVE ONLY PROVIDED DISCLOSURE WITH RESPECT TO YOUR COMMON STOCK GIVEN THE REQUIREMENTS OF REGULATION S-B ITEM 403 AS IT RELATES TO YOUR SERIES A PREFERRED STOCK.

         The Company has revised its disclosure in the "Principal Shareholders" section on page 77 of the Registration Statement to state that the Company has provided disclosure with respect to the Company's "voting stock," which stock includes the Company's common stock and Series A Preferred Stock.

Russell Mancuso, Esq.
September 14, 2007
Page 23


45. PLEASE RECONCILE YOUR STATEMENT IN THE THIRD PARAGRAPH THAT THE 4.99% LIMITATION MAY BE WAIVED UPON 61-DAYS' NOTICE WITH YOUR DISCLOSURE IN THE FIRST PARAGRAPH UNDER "SERIES A PREFERRED STOCK FINANCING" ON PAGE 68 WHICH INDICATES THAT THAT THE WAIVER TOOK EFFECT IN ONE DAY.

         The disclosure in the Principal Shareholders section accurately states that the 4.99% limitation may be waived upon 61-days' notice. Additionally, the discussion of Mr. Miller waiving the 4.99% limitation on page 75 of the Registration Statement (previously page 68) does not indicate that the waiver took effect in one day, but rather explains that the Mr. Miller and Milfam II L.P. BECAME BENEFICIAL OWNERS of the securities with respect to which the 4.99% limitation was waived on the day AFTER they notified the Company of such waiver.

         Under Rule 13-d of the Exchange Act, a person is deemed to be the beneficial owner of a security if he has the right to acquire beneficial ownership of such security at any time within 60 days. Thus, while the 4.99% limitation may be waived upon 61-days notice, a person becomes a beneficial owner of the securities on the day after the notice of waiver is delivered (i.e., 60 days before the effective date of the waiver).

         In conclusion, while the 4.99% limitation ceases to be effective 61-days after it is waived, the person who waives the 4.99% limitation becomes a beneficial owner of the securities with respect to which he waived the 4.99% limitation on the day after the limitation is waived. The Company has revised its disclosures in the "Certain Relationships and Related Transactions" section under the heading "Series A Preferred Stock Financing" on page 75 of the Registration Statement and the "Selling Security Holders" section under the heading "Indemnification and Other Matters" on page 87 of the Registration Statement to remove references to the date on which Mr. Miller and Milfam II L.P. became beneficial owners of the securities to clarify the distinction described above.

46.      PLEASE INCLUDE A ROW IN THE TABLE FOR MR. GULLARD.

         The Company has revised its disclosure in the "Principal Shareholder" section commencing on page 78 of the Registration Statement to include disclosure relating to Mr. Gullard.

Selling Security Holders, page 72
---------------------------------

47. REFER TO YOUR DISCLOSURE NOTED AT THE END OF THE TABLE WITH TWO ASTERISKS. PLEASE TELL US WHETHER ANY OF THE SELLING STOCKHOLDERS ARE BROKER-DEALERS OR AFFILIATES OF BROKER-DEALERS. A SELLING SHAREHOLDER WHO IS A BROKER-DEALER MUST BE IDENTIFIED IN THE PROSPECTUS AS AN

Russell Mancuso, Esq.
September 14, 2007
Page 24


         UNDERWRITER. IN ADDITION, A SELLING STOCKHOLDER WHO IS AN AFFILIATE OF A BROKER-DEALER MUST BE IDENTIFIED IN THE PROSPECTUS AS AN UNDERWRITER UNLESS THAT SELLING STOCKHOLDER IS ABLE TO MAKE THE FOLLOWING REPRESENTATIONS IN THE PROSPECTUS: THE SELLING SHAREHOLDER PURCHASED THE SHARES BEING REGISTERED FOR RESALE IN THE ORDINARY COURSE OF BUSINESS, AND AT THE TIME OF THE PURCHASE, THE SELLING SHAREHOLDER HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES. PLEASE REVISE AS APPROPRIATE.

         The Company has revised its disclosure in the "Selling Security Holder Table" section on page 81 of the Registration Statement stating that B. Riley, as an NASD-member firm, is deemed to be acting as an underwriter as to the shares of common stock such firm is offering under the prospectus. The Company has also revised the table on page 82 of the Registration Statement to clarify which selling security holders are affiliates of B. Riley.

48. PLEASE IDENTIFY THE INDIVIDUALS WITH BENEFICIAL OWNERSHIP OF THE SHARES HELD BY THE ENTITIES IN THE TABLE. FOR EXAMPLE, WE NOTE PTR FUND, L.P.

         The Company has revised its disclosure in the footnotes to the Selling Security Holder Table commencing on page 83 of the Registration Statement to identify the individuals with beneficial ownership of the shares held by entities.

Overview, page 76
-----------------

49. PLEASE TELL US THE PURPOSE AND THE AUTHORITY FOR THE LAST TWO SENTENCES OF THE FIRST PARAGRAPH.

         The Company has revised its disclosure in the first paragraph of the "Overview" section on page 85 of the Registration Statement to delete the last two sentences of the prior draft of this paragraph.

Indemnification, page 78
------------------------

50. PLEASE FILE AS AN EXHIBIT TO THE REGISTRATION STATEMENT THE ENGAGEMENT AGREEMENT MENTIONED IN CLAUSE (III).

         The Company has included the engagement agreement with B. Riley as
Exhibit 10.14 to the Registration Statement.

Russell Mancuso, Esq.
September 14, 2007
Page 25


Common Stock, page 80
---------------------

51. PLEASE CLARIFY WHETHER SHAREHOLDERS HAVE THE ABILITY TO CUMULATE THEIR VOTES. WE NOTE SECTION 2.8 OF YOUR BYLAWS.

         The Company has revised its disclosure in the "Common Stock" section on page 90 of the Registration Statement to include a description of the ability of the Company's common shareholders to cumulate their votes at a meeting of shareholders to elect directors.

Anti-takeover effects, page 83
------------------------------

52. WE NOTE YOUR REFERENCE TO "OTHER PROVISIONS" IN THE SECOND PARAGRAPH. PLEASE PROVIDE ALL DISCLOSURE REQUIRED BY REGULATION S-B ITEM 202(A)(4).

         The reference to "and other provisions" has been deleted from the description of anti-takeover effects under California law on page 94 of the Registration Statement. The prior language was inadvertently included in the prior description.

Change in Certifying Accountant, page 84
----------------------------------------

53. PLEASE REVISE YOUR FILING TO INCLUDE THE DISCLOSURES REQUIRED BY ITEM 304(A)(2) OF REGULATION S-B RELATED TO APPOINTMENT OF YOUR CURRENT INDEPENDENT ACCOUNTANT.

         The Company has revised its disclosure in the "Change in Certifying Accountant" section commencing on page 94 of the Registration Statement to include the disclosures required by Item 304(a)(2) of Regulation S-B.

Index to Financial Statements, page F-1
---------------------------------------

General
-------

54.      PLEASE UPDATE THE FINANCIAL STATEMENTS, AS APPLICABLE, AS REQUIRED BY
         ITEM 310(G) OF REGULATION S-B.

         The Company has updated its financial statements on pages F-2 to F-8, as required by Item 310(g) of Regulation S-B. In providing updated financial statements for the six months ended June 30, 2007, the Company would note the following significant accounting matters:

Russell Mancuso, Esq.
September 14, 2007
Page 26


         o On May 24, 2007, the Company completed the Share Exchange Transaction and immediately thereafter closed the Series A Preferred Stock Financing whereby it issued shares of Series A Preferred Stock and Warrants to purchase common stock. In making the decision to treat the Series A Preferred Stock as "temporary equity," the Company considered applicable guidance contained in SFAS No. 150, EITF Issue No. 00-19 and SFAS No.
                  133. An analysis of the Company's accounting treatment is attached here as EXHIBIT A.

         o In determining the appropriate accounting treatment of the Registration Rights Agreement which contains certain liquidated damages provisions, the Company considered relevant applicable guidance contained in SFAS No. 5. An analysis of the Company's accounting treatment is attached hereto as EXHIBIT B.

         o The Company considered and analyzed the offering costs of the Series A Preferred Stock Financing and the liquidated damages provisions contained in the Registration Rights Agreement for potential beneficial conversion features. The Company concluded, after considering relevant applicable guidance contained in EITF Issue No. 00-27, EITF Issue No. 98-5, SFAS No. 133 and EITF Issue No. 00-19, that there is no beneficial conversion feature as the conversion price would exceed the fair value of the underlying common stock. An analysis of the Company's accounting treatment is attached hereto as EXHIBIT C.

         o In determining the Company's revenue recognition policies, the Company considered relevant applicable guidance contained in EITF Issue No. 00-21 and SAB No. 104. An analysis of the Company's revenue recognition policy is attached here as EXHIBIT D.

55.      INCLUDE UPDATED ACCOUNTANTS' CONSENTS WITH ALL AMENDMENTS TO THE
         FILING.

         The Company has included an updated accountant's consent as Exhibit
23.2 to the Registration Statement.

Interim Condensed Financial Statements, page F-2
------------------------------------------------

General
-------

56. AS APPLICABLE, PLEASE REVISE YOUR UNAUDITED CONDENSED FINANCIAL STATEMENTS TO ALSO ADDRESS THE COMMENTS ISSUED BELOW IN CONNECTION WITH YOUR ANNUAL AUDITED FINANCIAL STATEMENTS.

Russell Mancuso, Esq.
September 14, 2007
Page 27


         The Company has revised its unaudited condensed combined financial statements commencing on page F-2 of the Registration Statement to address the comments issued below in connection with its annual audited financial statements.

Notes to Condensed Financial Statements, page F-5
-------------------------------------------------

Note 1. Summary of Significant Accounting Policies, page F-5
------------------------------------------------------------

-SAB 108--Misstatements in Prior Periods, page F-6
--------------------------------------------------

57. WE NOTE YOUR DISCLOSURE THAT YOU RECORDED A NET $22,000 ADJUSTMENT FOR ERRORS IN YOUR FINANCIAL STATEMENTS. PLEASE TELL US WHETHER THE ADJUSTMENT WAS RECORDED IN YOUR MARCH 31, 2007 OR 2006 FINANCIAL STATEMENTS. ADDITIONALLY, PLEASE TELL US HOW THIS ADJUSTMENT IS IN ACCORDANCE WITH SAB 108 WHICH IS REQUIRED TO BE ADOPTED IN YOUR FINANCIAL STATEMENTS FOR THE PERIOD ENDING AFTER NOVEMBER 15, 2006, WHICH IN YOUR CASE IS DECEMBER 31, 2006.

         The $22,000 was not recorded in the Company's financial statements, but represents a $22,000 net effect of errors for the quarter. The Company did not record an immaterial price testing error of $34,000 at December 31, 2005. Correction of this price testing error during the first quarter would have resulted in income of $34,000 which would have offset the $56,000 of expense recognized during the first quarter.

         Due to an error in recording interest expense on the note payable since the fourth quarter of 2005, a correcting entry to record the cumulative effect of the error was recorded in the quarter ended March 31, 2007. The total amount of the correcting entry was $56,000. In analyzing the proper disposition of the error, the Company considered the provisions of SAB 108, SAB 99, SAS 154 and APB
28. The error was not intentional, but rather it was due to an incorrect amortization schedule for a note payable. The payments due on the note in prior periods were not paid as scheduled because the Company was short of cash and this led to an improper interest accrual on the balance owed which grew from quarter to quarter until paid.

         The quantitative analysis of the impact of the error on the prior period financial statements is as follows:

FISCAL 2005:
------------

         Approximately $12,000 related to the fiscal year ended December 31, 2005, which amount is approximately 8% of pretax profit and approximately 2% of interest expense for the year. The error had no impact on cash flows and was insignificant both quantitatively and qualitatively in relation to sales, total

Russell Mancuso, Esq.
September 14, 2007
Page 28


assets and net equity. Based on the relative insignificance of the error, the Company considers the financial statements for the year ended December 31, 2005 to be fairly stated in all material respects. As such, no restatement is required.

FISCAL 2006:
------------

         Approximately $44,000 related to the fiscal year ended December 31, 2006, which amount is less than 4% of pretax profit and approximately 5% of interest expense for the year. The error had no impact on cash flows and was insignificant both quantitatively and qualitatively in relation to sales, total assets and net equity. Based on the relative insignificance of the error, the Company considers the financial statements for the year ended December 31, 2006 to be fairly stated in all material respects. As such, no restatement is required.

INTERIM PERIODS:
----------------

         For the proper treatment of the adjustment for the error the Company considered the impact on the financial statements for the quarters ended March 31, 2007 and 2006. In accordance with APB 28, "Interim Financial Reporting," for purposes of determining materiality for correction of an error the guidance states as follows:

         "...AMOUNTS SHOULD BE RELATED TO THE ESTIMATED INCOME FOR THE FULL FISCAL YEAR AND ALSO TO THE EFFECT ON THE TREND OF EARNINGS. CHANGES THAT ARE MATERIAL WITH RESPECT TO AN INTERIM PERIOD BUT NOT MATERIAL WITH RESPECT TO THE ESTIMATED INCOME FOR THE FULL FISCAL YEAR OR TO THE TREND OF EARNINGS SHOULD BE SEPARATELY DISCLOSED IN THE INTERIM PERIOD."

         Accordingly, as described above, the Company considers the impact of the error insignificant for the year ended December 31, 2006. Management considered the quantitative and qualitative aspects of the error. The error occurred somewhat ratably over the course of the year ($8,000 in Q1, $10,000 in Q2, $12,000 in Q3, and $14,000 in Q4) and the Company does not consider it significant to the trend in earnings. Likewise, the Company expects to report pretax profits of a sufficient amount for the year ending December 31, 2007, such that management does not consider the $56,000 adjustment recognized in the quarter ended March 31, 2007 material to the expected results for the year ending December 31, 2007, or to the trend in earnings for the fiscal quarters in the year ending December 31, 2007.

         Management believes that the adjustment for the error is significant enough, however, to require disclosure in the financial statements for the quarter ended March 31, 2007. As such, the Company has disclosed the adjustment of $56,000 in the interim statements for the period, pursuant to APB 28, and will not restate the prior period balances.

Russell Mancuso, Esq.
September 14, 2007
Page 29


Annual Financial Statements, page F-18
--------------------------------------

Statements of Income, page F-20
-------------------------------

58. WE NOTE THAT YOU RECOGNIZED $100,236 IN INCOME FROM THE CANCELLATION OF LIABILITIES AND $379,178 FROM THE CANCELLATION OF ACCRUED ROYALTIES IN FISCAL 2005. PLEASE TELL US AND REVISE YOUR FILING TO EXPLAIN THE NATURE OF THE ORIGINAL LIABILITIES AND ACCRUED ROYALTIES THAT YOU WERE OBLIGATED TO PAY AND WHY IT WAS APPROPRIATE TO RECOGNIZE INCOME RELATED TO THE CANCELLATION OF THESE OBLIGATIONS. CITE THE ACCOUNTING LITERATURE RELIED UPON AND EXPLAIN HOW YOU APPLIED THIS LITERATURE TO YOUR SITUATION.

         Pursuant to paragraph 16 of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities a Replacement of FASB Statement 125," a debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions has been met:

                  (a) The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds.

                  (b) The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

         The $100,236 of miscellaneous accrued expenses and the $379,178 of accrued royalties represent claims from unsecured creditors from 1998 through 2001 which the Company will not pay. These amounts resulted from the balance of creditor claims against the Company prior to its restructuring and extended work-out arrangement made during 2001 with all of the Company's creditors. The Company's financial condition during that period was very poor and it is unlikely that the Company could have continued without the restructuring of many of its liabilities, the sale of certain technology, and the sale of 20 percent of its equity. Many of these unsecured creditors have ceased to exist and the statute of limitations for unsecured creditors in California is four years. (See California Code of Civil Procedure Section 337.) During the year ended December 31, 2005, the Company derecognized these liabilities because the statute of limitations had expired and, as such, these balances were no longer legal claims

Russell Mancuso, Esq.
September 14, 2007
Page 30


against the Company. In essence, because of the running of the statute of limitations, the Company was "legally released" from being the obligor under the liability and therefore no legal claim against the Company exists with respect to these amounts. There have not been any discussions with any of the creditors for several years.

         The Company has revised its disclosure to add Note 12 - Cancellation of Liabilities on page F-59 of the Registration Statement to provide disclosure regarding the cancellation of the liabilities.

Notes to Financial Statements, page F-23
----------------------------------------

Note 1. Summary of Significant Accounting Policies, page F-23
-------------------------------------------------------------

-Segment Information, page F-24
-------------------------------

59. PLEASE REVISE YOUR FILING TO PROVIDE THE DISCLOSURES FOR PRODUCT SALES AND SERVICES REQUIRED BY PARAGRAPH 37 OF SFAS 131.

         The Company has revised its disclosure in the Condensed Consolidated Statement of Income on page F-4 and the Statements of Income on page F-35 to break out sales and cost of goods sold for product goods and services as required by paragraph 37 of SFAS 131. These revisions had no impact to gross profit.

-Revenue Recognition, page F-26
-------------------------------

60. WE NOTE ON PAGE 40 AND THROUGHOUT THE FILING THAT YOU PROVIDE INSTALLATION SERVICES TO YOUR CUSTOMERS AND OTHER SERVICES TO CUSTOMERS. PLEASE TELL US AND REVISE YOUR FILING TO EXPLAIN THE NATURE OF THE SERVICES THAT YOU PROVIDE TO YOUR CUSTOMERS AND HOW YOU EVALUATED YOUR SALES ARRANGEMENTS FOR MULTIPLE-ELEMENTS. REFER TO EITF 00-21 AND SAB TOPIC 13.

         The Company derives revenues principally from the sale of tools, parts and services, as follows:

         o Tools - The Company recognizes revenue once a customer has visited the plant, signed off on the tool and the tool is completed and shipped. A provision for the estimated future cost of warranty is recorded when revenue is recognized.

         o Parts - The Company recognizes revenue when the parts are shipped.

Russell Mancuso, Esq.
September 14, 2007
Page 31


         o Service - Revenue from maintenance contracts is deferred and recognized over the life of the contract, which is generally one to three years. Maintenance contracts are separate components of revenue and not bundled with our tools. If a customer does not have a maintenance contract, then the customer is billed for time and material and the Company recognizes revenue the after the service has been completed.

         Installation is an inconsequential or perfunctory obligation and not considered a separate element from the sale of the tool in the purchase order. The Company's installation services are minor in relation to the total value of the purchase. At the time the tools are shipped, they are complete in virtually every respect. They have been inspected, tested and signed-off by the customer and the Company's re-assembly obligation, if any, is inconsequential. Customers visit the Company and inspect the tool, conduct on-site experiments, and sign-off on the tool prior to shipment. Some parts on the tools are then removed for shipping purposes and reattached at the customer site. The customers then re-test the tools to duplicate the testing previously conducted prior to their sign-off and the shipment of the tool. These re-assembly procedures can be performed by Strasbaugh employees, the customers themselves, or various customer representatives or distributors throughout the world.

         The Company offers a suite of products known as "Enhancements" which are generally upgrades of existing Company and non-Company tools. These enhancements are not required for the tools to function and are not part of the original contract. The Company recognizes revenue once these upgrades and enhancements are complete.

         The Company has evaluated its sales arrangements for multiple deliverables under EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," and determined that its components of revenue are separate units of accounting. Each unit has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of each unit, and there is no right to cancel, return or refuse an order.

         o The Company's tools, parts, and services have value on a standalone basis. Although modified pursuant to customer needs, the tools may be used for similar applications for a wide range of customers. Parts are sold separately as ordered from customers for both Company and non-Company tools. A customer may hire the Company to perform services on Company tools or non-Company tools and a customer may hire an outside vendor for services on a Company tool. Service fees and contracts are priced on a customer by customer and job by job basis.

Russell Mancuso, Esq.
September 14, 2007
Page 32


         o There is objective evidence for the fair value of the Company's tools, parts, and services. Tools may be purchased from a variety of vendors, Company and non-Company parts may be used for Company and non-Company tools, and Company may perform services on its own tools or its competitors tools and the customer may use Company representatives or non-Company representatives to perform services on Company tools. Each tool, part, and service is sold under separate purchase orders.

         o The Company's tool sales have no right of return, or cancellation rights. Tools are typically modified to some degree to fit the needs of the customer and, therefore, once a purchase order has been accepted by the Company and the manufacturing process has begun, there is no right to cancel, return or refuse the order. Generally, the Company obtains a non-refundable down-payment from the customer. These fees are deferred and recognized as the tool is shipped in accordance with the policy for revenue recognition under tool sales discussed above.

         Since each component is a separate unit of accounting pursuant to EITF Issue No. 00-21, the Company recognizes its revenue pursuant to SAB No. 104, "Revenue Recognition." Under SAB 104, revenue is recognized when the following criteria are met: (i) persuasive evidence of an arrangement, such as a purchase order, exists, (ii) delivery has occurred or services have been rendered, (iii) our price to the customer is fixed or determinable, and (iv) collection is reasonably assured.

         The Company has revised its disclosure in the Revenue Recognition sections on pages F-14 and F-43 of the Registration Statement to more fully describe these services and the Company's accounting treatment.

61. WE ALSO NOTE ON PAGE 28 THAT YOU PROVIDE UPGRADES TO YOUR CUSTOMERS. PLEASE TELL US AND REVISE YOUR FILING TO EXPLAIN THE NATURE AND YOUR ACCOUNTING FOR THESE UPGRADES. INCLUDE IN YOUR DISCUSSION THE SPECIFIC ACCOUNTING LITERATURE YOU RELIED UPON.

         The Company does not provide upgrades as part of an original sale. The Company's CMP Enhancement represents a line of products and software offered for sale as an upgrade to an existing product. The CMP Enhancement is not necessary for the continued use of the product and is not part of the original sale of the tool being enhanced. The CMP Enhancement is priced accordingly, generally around $80,000. These "Enhancements" can represent the addition of parts, as well as a software upgrade. Customers may purchase these upgrades or not. The same suite of upgrade products are offered for sale to customers using our competitors' equipment as well. Revenue is recognized when the upgrade is complete.

Russell Mancuso, Esq.
September 14, 2007
Page 33


         The Company has revised its disclosure in the "Revenue Recognition" sections on pages F-14 and F-43 of the Registration Statement to more fully describe its upgrades and the Company's accounting treatment of such upgrades.

62. WE FURTHER NOTE ON PAGE 2 AND THROUGHOUT THE FILING THAT YOU ENTER INTO ARRANGEMENTS TO SELL YOUR PRODUCTS THROUGH DISTRIBUTORS AND MANUFACTURERS' REPRESENTATIVES. PLEASE TELL US AND REVISE YOUR FILING TO DESCRIBE THE SIGNIFICANT TERMS OF YOUR AGREEMENTS WITH DISTRIBUTORS, INCLUDING PAYMENT, RETURN, EXCHANGE, PRICE PROTECTION, DISCOUNTS, SALES INCENTIVES AND OTHER SIGNIFICANT MATTERS. REFER TO SAB TOPIC 13, EITF 01-09, AND SFAS 48, AS NECESSARY.

         The Company uses a direct sales force within the United States comprised of sales personnel who are employees of the Company and who are paid a base salary plus commission. The Company uses a distributor in Europe who purchases the Company's products and re-sells the products to end-user customers. The distributor pays the Company the full domestic retail price and then marks-up the price for their sale in Europe. Neither the distributor nor the customer have return or exchange rights as these tools are customized based on the customer's specifications. Also, the Company does not offer any further sales incentives, such as advertising or exclusivity charges. The distributor may enter into a maintenance contract with the customer directly in which case the distributor pays the Company for time and material should the Company's employees be used.

         The Company sells its products in Asia, South Korea, Israel and other parts of the world using sales representatives. Sales representatives are paid a commission of 12%-15% for sales. No other incentives are offered to these sales representatives. The Company has revised its disclosure on page 47 of the Registration Statement to describe the significant terms of the Company's agreements with its distributors and sales representatives as set forth above.

-Shipping Costs, page F-26
--------------------------

63. WE NOTE THAT YOU CLASSIFY SHIPPING COSTS THAT YOU BILLED YOUR CUSTOMERS WITHIN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. PARAGRAPH 5 OF EITF 00-10 INDICATES ALL SHIPPING AMOUNTS BILLED TO A CUSTOMER IN A SALE TRANSACTION RELATED TO SHIPPING AND HANDLING, IF ANY, REPRESENT REVENUES EARNED FOR THE GOODS PROVIDED AND SHOULD BE CLASSIFIED AS REVENUE. PLEASE REVISE OR ADVISE.

Russell Mancuso, Esq.
September 14, 2007
Page 34


         The Company has revised its disclosure in the "Shipping Costs" section commencing on page F-43 of the Registration Statement to clarify the classifications of shipping costs.

-New Accounting Pronouncements, page F-29
-----------------------------------------

64. WE NOTE YOUR DISCLOSURE THAT YOU WILL BE REQUIRED TO ADOPT SAB 108 IN YOUR FISCAL YEAR 2006 AND THAT YOU DO NOT EXPECT IT TO HAVE A MATERIAL IMPACT ON YOUR FINANCIAL STATEMENTS. HOWEVER, SAB 108 IS EFFECTIVE FOR FISCAL YEARS ENDING AFTER NOVEMBER 15, 2006, WHICH IN YOUR CASE IS THE FISCAL YEAR ENDED DECEMBER 31, 2006. PLEASE REVISE OR ADVISE TO TELL US WHAT IMPACT THE ADOPTION OF SAB 108 HAD ON YOUR FISCAL 2006 FINANCIAL STATEMENTS.

         The Company has revised its disclosure in the "New Accounting Pronouncements" section on page F-46 of the Registration Statement to clarify that the Company has adopted SAB 108 for the fiscal year ended December 31, 2006.

Note 8. Commitments and Contingencies, page F-34
------------------------------------------------

65. WE NOTE YOUR DISCLOSURES ON PAGE 44 RELATED TO A COMPLAINT FILED BY MR. RZEZUSKI FOR WHICH YOUR INSURANCE CARRIER HAS ASSUMED THE DEFENSE OF THIS ACTION. SFAS 5 ASSESSMENTS SHOULD BE MADE ON A GROSS BASIS, BEFORE CONSIDERATION OF ANY POSSIBLE INSURANCE CLAIMS. PLEASE REVISE YOUR FILING TO PROVIDE YOUR ASSESSMENT OF THIS CONTINGENCY UNDER SFAS 5 AND THE DISCLOSURES REQUIRED BY PARAGRAPHS 9 - 12 OF SFAS 5.

         The Company has revised its disclosure in the "Legal Proceedings," "Litigation," and "Litigations" sections on pages 51, F-21 and F-52, respectively, of the Registration Statement to provide the Company's assessment of this contingency.

Note 10. Stock Compensation Plan, page F-36
-------------------------------------------

66. WE NOTE THAT YOU IMMEDIATELY VESTED OPTIONS TO PURCHASE 548,866 SHARES OF COMMON STOCK DURING FISCAL 2006 AND RECORDED $7,000 IN COMPENSATION EXPENSE FOR THIS MODIFICATION UNDER SFAS 123(R) AND APB 25. WE FURTHER NOTE THAT YOU ISSUED THESE OPTIONS BASED ON A STOCK PRICE OF $0.07 PER SHARE. PLEASE ADDRESS THE FOLLOWING:

         o PLEASE TELL US AND REVISE YOUR FILING TO PROVIDE THE FAIR VALUE OF YOUR COMMON STOCK ON THE DATE OF MODIFICATION. WITHIN YOUR DISCUSSION, PLEASE EXPLAIN HOW YOU DETERMINED THE FAIR VALUE OF YOUR COMMON STOCK ON THE DATE OF THE MODIFICATION.

Russell Mancuso, Esq.
September 14, 2007
Page 35


         o PLEASE EXPLAIN TO US WHY YOU RECOGNIZED $7,000 IN COMPENSATION EXPENSE FOR THIS MODIFICATION UNDER SFAS 123(R) AND APB 25 SINCE YOU ADOPTED SFAS 123(R) ON JANUARY 1, 2006.

         The Company believes that the $0.07 stock price is justified as follows:

                  (a)      The last known sales price was $0.07;

                  (b) Dalton Group sold their stock back to R. H. Strasbaugh for $1,000.00 (less than a penny per share);

                  (c) The stock was not liquid (i.e., no ready market for the stock); and

                  (d) At that date, R. H. Strasbaugh was not in the process of going public (e.g., it had yet to engage investment bankers to attempt a public offering).

The 548,866 option grant had expired and was re-issued or extended by the Company's board of directors. Under SFAS123(R) this "re-issuance" or "extension" is treated as an entirely new grant, for accounting purposes. The old options are treated as if they had expired. There was approximately 1.75 years from grant or re-issue date to expiration date. Approximately .75 years had expired in 2006. Given the other inputs into the Black Scholes model the estimated fair market value of the compensation expense of approximately $7,000 for these options.

         The Company has revised its disclosure in the "2000 Stock Option Agreement" section on page F-57 of the Registration Statement to provide the fair value of the Company's common stock on the date of modification.

67.      FURTHER TO THE ABOVE, WE FURTHER NOTE THAT YOU USED THE
         GRANT/MODIFICATION DATE FAIR VALUE OF 0.09% WITHIN THE BLACK SCHOLES MODEL TO VALUE THESE STOCK OPTIONS. PLEASE TELL US AND REVISE YOUR FILING TO EXPLAIN WHAT IS MEANT BY "GRANT/MODIFICATION DATE FAIR VALUE PERCENTAGE" AND HOW YOU DETERMINED THIS ASSUMPTION.

         The Company has revised its disclosure in the "Stock Compensation Plan" section on page F-57 of the Registration Statement to correctly state the fair value as approximately $0.01.

Russell Mancuso, Esq.
September 14, 2007
Page 36


Note 14. Supplemental Disclosure of Cash Flow Information, page F-42
--------------------------------------------------------------------

68. WE NOTE HERE AND ON PAGE F-31 THAT YOU HAVE TRANSFERRED EQUIPMENT TO INVENTORY FOR RESALE AND HAVE TRANSFERRED CERTAIN INVENTORY TO PROPERTY AND EQUIPMENT. PLEASE REVISE YOUR FILING TO ADDRESS THE FOLLOWING:
         o THE NATURE OF THE EQUIPMENT AND YOUR ACCOUNTING POLICIES RELATED TO TRANSFERS OF THIS EQUIPMENT TO AND FROM INVENTORY AND PROPERTY AND EQUIPMENT;
         o THE AMOUNT OF THIS EQUIPMENT INCLUDED WITHIN INVENTORY AND PROPERTY AND EQUIPMENT AS OF DECEMBER 31, 2006 AND 2005;
         o THE BASIS AT WHICH YOU TRANSFERRED THIS EQUIPMENT FROM INVENTORY TO PROPERTY AND EQUIPMENT;
         o THE BASIS AT WHICH YOU TRANSFER THIS EQUIPMENT FROM PROPERTY AND EQUIPMENT TO INVENTORY;
         o DESCRIBE HOW YOU RECORD AMORTIZATION EXPENSE, HOW IT IS REFLECTED IN THE FINANCIAL STATEMENTS AND WHY YOU BELIEVE THE CLASSIFICATION IS APPROPRIATE.

         The equipment being transferred between inventory and property and equipment represents the Company's product line, or machines and equipment which is generally sold to end-user customers. It is the Company's practice to try and maintain a "lab" tool, or a "spare" tool which is used for customer demonstrations or used to duplicated technical problems which may appear at a customer's site. Once the decision is made to maintain a particular tool it is transferred at net book value, or cost, from inventory to property and equipment. Generally, the Company's inventory is built based on specific customer orders but from time to time the Company will receive an order for a tool that is already being used as a "lab" tool. If the Company decides to sell the "lab" tool as opposed to building a new tool, in order to meet a customer's time constraint, for example, then the tool is transferred from property and equipment back to inventory at its current net book value, net of depreciation taken, and subsequently sold and delivered to the customer. While the tool is used as a "lab" tool, it is included in property and equipment and is depreciated over its estimated useful life.

         The Company has revised its disclosure in the "Property, Plant and Equipment" section commencing on page F-41 of the Registration Statement to address this comment.

Russell Mancuso, Esq.
September 14, 2007
Page 37


         We trust that the foregoing is responsive to your comments in your letter of comments dated August 20, 2007. If you have any questions, please call me at (714) 641-3450.

                                                     Sincerely yours,

                                                     RUTAN & TUCKER, LLP


                                                     /s/ Larry A. Cerutti
                                                     ---------------------------
                                                     Larry A. Cerutti

LAC:jss

cc:      Jay Mumford, Esq. (w/enc.)
         Ms. Tara Harkins (w/enc.)
         Mr. Chuck Schillings (w/enc.)
         Mr. Richard Nance (w/enc.)
         Mr. Fred Furry (w/enc.)

                                    EXHIBIT A
                                    ---------

STRASBAUGH
FAS 150 - ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY

BACKGROUND
----------
Strasbaugh completed a share exchange transaction on May 24, 2007 with a simultaneous investment through the sale of Redeemable Convertible Preferred Stock ("Stock"). The Stock is redeemable after 5 years and carries an 8% coupon rate. The Stock is convertible into common shares on a one-to-one basis at the option of the holder. The Stock is subject to a "forced-conversion" feature which allows, at the option of Strasbaugh, to force conversion of the Stock to common stock if the common trades publicly for $4.40 for 20 days, and the stock is "registered."

ISSUE
-----
The issue is the treatment of the Stock for presentation purposes and accounting for the dividend payments. Under one scenario the Stock is treated under FAS 150 as a "liability" with the dividend payments accounted as interest expense. This treatment is appropriate if the Stock is within the scope of FAS 150 as 1) "un-conditionally mandatorily" redeemable financial instruments in the form of shares, or 2) if convertible into a variable number of shares with a monetary value that is fixed and known at inception. If a "condition" exists whereby the Stock may not be redeemed and is not convertible into a variable number of shares, FAS 150 does not apply and SEC guidance provides for presentation "outside" of equity with dividends treated as a charge to equity. The presentation, so long as the "condition" exists is one of "temporary equity", outside of "permanent" equity, until that condition is met, and the Stock is then "un-conditionally mandatorily redeemable".

CONCLUSION
----------
After careful review, management has determined the redemption feature of the Stock has a "condition" to redemption which means it is NOT mandatorily redeemable and is not within the scope of FAS 150 for the first 5 years, and should be treated as "temporary equity", outside of permanent equity and below liabilities.

DISCUSSION
----------
A review of all the terms of the Stock indicates the Stock is:
         o        Redeemable in 5 years
         o        Can be converted into a fixed number of common shares;
                  approximately 5.9 million shares of common stock
         o Conversion is "outside the control of the issuer"; in this case Strasbaugh
         o        Conversion can occur with registered or un-registered stock

In order to come to the conclusions drawn, management first had to assess whether the preferred stock fell within the scope of FAS 150, which is the conclusion drawn. Subsequently, management assessed the criteria under paragraph 12 of FAS 133 and the exception paragraph under 11(a). FAS 133 states, "FOR

PURPOSES OF APPLYING PARAGRAPH 11(A) OF STATEMENT 133 IN ANALYZING AN EMBEDDED FEATURE AS THOUGH IT WERE A SEPARATE INSTRUMENT, PARAGRAPHS 9-12 OF THIS STATEMENT SHALL NOT BE APPLIED TO THE EMBEDDED FEATURE. EMBEDDED FEATURES SHALL BE ANALYZED BY APPLYING OTHER APPLICABLE GUIDANCE." AND PARAGRAPH 11 STATES "NOTWITHSTANDING THE CONDITIONS OF PARAGRAPHS 6-10, THE REPORTING ENTITY SHALL NOT CONSIDER THE FOLLOWING CONTRACTS TO BE DERIVATIVE INSTRUMENTS FOR PURPOSES OF THIS STATEMENT: A. CONTRACTS ISSUED OR HELD BY THAT REPORTING ENTITY THAT ARE BOTH (1) INDEXED TO ITS OWN STOCK AND (2) CLASSIFIED IN STOCKHOLDERS' EQUITY IN ITS STATEMENT OF FINANCIAL POSITION." Also, paragraph 61-l of FAS 133 states "CONVERTIBLE PREFERRED STOCK. BECAUSE THE CHANGES IN FAIR VALUE OF AN EQUITY INTEREST AND INTEREST RATES ON A DEBT INSTRUMENT ARE NOT CLEARLY AND CLOSELY RELATED, THE TERMS OF THE PREFERRED STOCK (OTHER THAN THE CONVERSION OPTION) MUST BE ANALYZED TO DETERMINE WHETHER THE PREFERRED STOCK (AND THUS THE POTENTIAL HOST CONTRACT) IS MORE AKIN TO AN EQUITY INSTRUMENT OR A DEBT INSTRUMENT." The aspect of this section is determining whether, after all terms and conditions are considered, the instrument is more akin to equity than debt.

Management assessed the applicability of EITF 05-2 and determined it does not apply

Guidance states that Financial Instruments should be reported separately from "stockholders' equity" if redeemable at the OPTION OF HOLDER (IN THIS CASE THE PREFERRED STOCKHOLDERS), or at fixed date at fixed price, or redemption is otherwise BEYOND THE CONTROL OF REGISTRANT (STRASBAUGH). This presentation is required even though the likelihood of the redemption event is considered remote.

The consideration here is the Stockholders (Preferred) have the right and ability to convert their stock anytime during the five year period at their option, whether or not the underlying shares are registered. In other words, they can convert their shares immediately into "un-registered" shares if they choose and without the approval of Strasbaugh. Paragraph A-9 below mirrors this condition...."BECAUSE THE REDEMPTION IS CONDITIONAL, CONTINGENT UPON THE
HOLDER'S NOT EXERCISING ITS OPTION TO CONVERT INTO COMMON SHARES."

Additional language in Guidance follows:

FAS 150 - SCOPE AND REQUIREMENTS OF THIS STATEMENT
--------------------------------------------------
This Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances): o A financial instrument issued in the form of shares that is MANDATORILY redeemable--that embodies an UNCONDITIONAL obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur

9. A MANDATORILY REDEEMABLE FINANCIAL INSTRUMENT shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.

12. A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a VARIABLE NUMBER OF

ITS EQUITY SHARES shall be classified as a LIABILITY (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

A7. If a financial instrument will be redeemed ONLY UPON THE OCCURRENCE OF A CONDITIONAL EVENT (IN STRASBAUGH'S CASE, THE CONDITIONAL EVENT IS THAT 5 YEARS HAVE PASSED AND THE HOLDERS HAVE NOT CONVERTED THEIR SHARES WHICH IS OUTSIDE THE CONTROL OF STRASBAUGH), REDEMPTION OF THAT INSTRUMENT IS CONDITIONAL and, therefore, the instrument DOES NOT MEET the definition of MANDATORILY REDEEMABLE FINANCIAL INSTRUMENT in this Statement. However, that financial instrument would be assessed at each reporting period to determine whether circumstances have changed such that the instrument now meets the definition of mandatorily redeemable (that is, the event is no longer conditional). If the event has occurred, the condition is resolved, or the event has become certain to occur, the financial instrument is reclassified as a liability.

A9. FOR ANOTHER EXAMPLE OF A CONDITIONALLY REDEEMABLE INSTRUMENT, an entity may issue preferred shares with a stated redemption date 30 years hence that also are CONVERTIBLE AT THE OPTION OF THE HOLDERS INTO A FIXED NUMBER OF COMMON SHARES DURING THE FIRST 10 YEARS. Those instruments are NOT MANDATORILY REDEEMABLE FOR THE FIRST 10 YEARS because the redemption is CONDITIONAL, CONTINGENT UPON THE HOLDER'S NOT EXERCISING ITS OPTION TO CONVERT INTO COMMON SHARES.(THIS IS EXACTLY THE CASE WITH THE STRASBAUGH STOCK AS THE HOLDERS CAN CONVERT ANYTIME THEY WANT FOR THE FIVE YEAR PERIOD) However, when the conversion option (the condition) expires, the shares would become mandatorily redeemable and would be reclassified as liabilities, measured initially at fair value.

SEC GUIDANCE: TOPIC: Classification and Measurement of Redeemable Securities

DATES DISCUSSED: July 19, 2001; May 15, 2003; March 17-18, 2004; September 15, 2005

1. The SEC staff has received inquiries about the financial statement classification and measurement of securities subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. [Note: See Subsequent Developments section below.]

         SCOPE

         2. RULE 5-02.28 OF REGULATION S-X(1) requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the OPTION OF THE HOLDER, or (3) upon the occurrence of an event that is NOT SOLELY WITHIN THE CONTROL OF THE ISSUER. Although the rule specifically describes and discusses preferred securities, the SEC staff believes that Rule 5-02.28 of Regulation S-X also provides analogous guidance for other equity instruments including, for example, common stock and derivative instruments that are classified as equity pursuant to Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."

         3. As noted in Accounting Series Release No. 268 (ASR 268), the Commission reasoned that "[t]here is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital."2 Upon a reporting entity's adoption of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, certain instruments that previously were reported as part of shareholder's equity (including temporary equity) will be reported as liabilities. [Note:
         See Subsequent Developments section below.] Consequently, the presentation requirements outlined in ASR 268 (Rule 5-02.28 of Regulation S-X), and the interpretive guidance in this staff announcement, do not apply to those instruments after the effective date of Statement 150. ASR 268 and the interpretive guidance in this staff announcement continue to be applicable for instruments that are not within the scope of Statement 150. Classification

         4. Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur--without regard to probability--would require the security to be classified outside of permanent equity.

REVISED SEC STAFF ANNOUNCEMENT
TOPIC: EITF ABSTRACTS, Topic D-98, "Classification and Measurement of Redeemable Securities" DATE DISCUSSED: JUNE 14, 2007 At the June 14, 2007 EITF meeting, the SEC Observer announced the SEC staff's position regarding certain balance sheet classification practices for financial instruments (or host contracts) that meet the conditions for temporary equity classification under Accounting Series Release No. 268, PRESENTATION IN FINANCIAL STATEMENTS OF "REDEEMABLE PREFERRED STOCKS," and Topic D-98, and the related impact on the guidance in paragraph 8(f) of FASB Statement No. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES. The following paragraphs are added to Topic D-98:

         STATEMENT 159
         37. In February 2007, the FASB issued FASB Statement No. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES. Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Paragraph 8(f) of Statement 159 prohibits an issuer from electing the fair value option for financial instruments that are, in whole or in part, classified as a component of shareholder's equity (including "temporary equity").

         38. The SEC staff has previously not objected to liability classification on the balance sheet for certain financial instruments (or host contracts) that meet the conditions for temporary equity classification under ASR 268 and Topic D-98. In these circumstances, registrants recorded dividends and changes in carrying amount currently in earnings, rather than recording such items as direct adjustments to retained earnings. At the June 14, 2007 meeting, the SEC Observer announced the SEC staff's position regarding these classification practices and the related impact on the guidance in paragraph 8(f) of Statement 159. THE SEC STAFF WILL NO LONGER ACCEPT LIABILITY CLASSIFICATION FOR FINANCIAL INSTRUMENTS (OR HOST CONTRACTS) THAT MEET THE CONDITIONS FOR TEMPORARY EQUITY CLASSIFICATION UNDER ASR 268 AND TOPIC D-98. CONSISTENT WITH SEC REGULATION S-X, ARTICLES 5-02, 7-03, AND 9-03, THESE FINANCIAL INSTRUMENTS SHOULD BE CLASSIFIED ON THE BALANCE SHEET BETWEEN CAPTIONS FOR LIABILITIES AND SHAREHOLDER'S EQUITY. As a consequence, the fair value option may not be applied to any financial instrument (or host contract) that meets the conditions for temporary equity classification under ASR 268 and Topic D-98. The measurement guidance in Topic D-98 applies to these financial instruments.

The final consideration is one of an "equity" investor vs. a debt-holder. The preferred stockholders will share in the increased value of the Company as the market value of stock increases. Debt holders have no such benefit. The Stock clearly has elements of both liability and equity, but since it does not meet the requirement of "un-conditional" presentation belongs outside of equity and below liabilities in accordance with the guidance. In addition, the redeemable convertible preferred stock is more akin to equity that debt for the following reasons:

         o The company cannot be forced to pay dividends, if it is unable to make those payments, via a creditor-like action such as a forced bankruptcy

         o Number of shares for conversion is "fixed", therefore the holders are benefiting from any increases in the equity value of the company, which is unlike debt-holders

         o        The preferred stock is not collateralized

         o The preferred shareholders have voting rights as-if converted, which is unlike debt holders

         o        There is no requirement for future timely filing requirements

GUIDANCE
--------
FAS 150 - ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY
Regulation SX 5-02.28
EITF Abstracts, Topic D-98, "CLASSIFICATION AND MEASUREMENT OF REDEEMABLE SECURITIES"
FAS 133 - ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
EITF 00-19 - "ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLE IN A COMPANY'S OWN STOCK"
EITF 05-02 - The Meaning of "Conventional Convertible Debt Instrument" in Issue No. 00-19

                                    EXHIBIT B
                                    ---------

FAS 5 - ACCOUNTING FOR CONTINGENCIES
STRASBAUGH - LIQUIDATED DAMAGES AND REGISTRATION RIGHTS
DATE:  SEPTEMBER 5, 2007

BACKGROUND
Strasbaugh issued convertible preferred stock in an offering which included registration rights. Those rights require the company to file a registration statement with the SEC within 60 days of the offering, and must be effective within 130 days of the offering. The offering closed on May 24, 2007 and the penalty for non-compliance with this term is the payment of $130,000 per month for each month it is not in compliance, up to 10% of the offering of $13,000,000, or a potential total of $1,300,000. The original filing was made within the 60 days and the deadline for the effective date is October 5, 2007

ISSUES
The issue is whether or not Strasbaugh is required to accrue or otherwise disclose the penalty for liquidated damages if the company is unsuccessful in getting the registration statement effective in the time required.

CONCLUSION
Management has concluded that no accrual is required on the 6/30/07 financial statements, but will disclose the POTENTIAL liability in the footnotes to those financials.

DISCUSSION
Management has been brief by SEC attorneys as to the timeliness of the filing as well as to the matter of ever becoming effective. Management and counsel is confident the filings will be made on-time and the registration statement will ultimately become effective. Management will assess the issue on an on-going basis but at this time believes there is only a REMOTE possibility the statement will not be declared effective by October 5, 2007 and virtually NO POSSIBILITY of it never being declared effective.

Management considered FAS 5 - ACCOUNTING FOR CONTINGENCIES in its assessments. Language in FAS 5 states in Paragraph 8. "An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if BOTH of the following conditions are met:

a. Information available prior to issuance of the financial statements indicates that it is PROBABLE that an asset had been impaired or a liability had been incurred AT THE DATE OF THE FINANCIAL STATEMENTS. It is implicit in this condition that it MUST BE PROBABLE that one or more future events will occur confirming the fact of the loss.

b. The amount of loss can be reasonably estimated."

Paragraph 9 states "Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading.

10. IF NO ACCRUAL IS MADE FOR A LOSS CONTINGENCY because one or both of the conditions in paragraph 8 are not met, or if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8, DISCLOSURE OF THE CONTINGENCY SHALL BE MADE when there is at least a REASONABLE POSSIBILITY that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.

11. After the date of an enterprise's financial statements but before those financial statements are issued, information may become available indicating that an asset was impaired or a liability was incurred after the date of the financial statements or that there is at least a reasonable possibility that an asset was impaired or a liability was incurred after that date. The information may relate to a loss contingency that existed at the date of the financial statements, e.g., an asset that was not insured at the date of the financial statements. On the other hand, the information may relate to a loss contingency that did not exist at the date of the financial statements, e.g., threat of expropriation of assets after the date of the financial statements or the filing for bankruptcy by an enterprise whose debt was guaranteed after the date of the financial statements. In none of the cases cited in this paragraph was an asset impaired or a liability incurred at the date of the financial statements, and the condition for accrual in paragraph 8(a) is, therefore, not met. Disclosure of those kinds of losses or loss contingencies may be necessary, however, to keep the financial statements from being misleading. If disclosure is deemed necessary, the financial statements shall indicate the nature of the loss or loss contingency and give an estimate of the amount or range of loss or possible loss or state that such an estimate cannot be made. Occasionally, in the case of a loss arising after the date of the financial statements where the amount of asset impairment or liability incurrence can be reasonably estimated, disclosure may best be made by supplementing the historical financial statements with pro forma financial data giving effect to the loss as if it had occurred at the date of the financial statements. It may be desirable to present pro forma statements, usually a balance sheet only, in columnar form on the face of the historical financial statements.

GUIDANCE
FAS 5 - DISCLOSURE OF LOSS CONTINGENCIES

                                    EXHIBIT C
                                    ---------

STRASBAUGH
EITF 00-19 - ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLE IN A COMPANY'S OWN STOCK

BACKGROUND
----------
Strasbaugh completed a share exchange transaction on May 24, 2007 with a simultaneous investment through the sale of Redeemable Convertible Preferred Stock ("Stock") with Warrants. The warrants are issued in two categories; (1) to the Preferred Stockholders and (2) to the Placement Agent as part of their incentive/commission. The warrants can be exercised at anytime into common for a purchase price of $2.42 and for up to 10 years. If the underlying common stock is not registered, the holders may exercise under a cashless exercise feature. Otherwise, the warrants may be exercised into registered, or un-registered at the option of the warrant holder. A separate registration rights agreement was entered into between the parties.

ISSUE
-----
The issue is the treatment of the warrants for presentation purposes either in equity or treated as an asset/liability.

CONCLUSION
----------
After careful review, management has determined both classes of warrants will be treated as permanent equity in accordance with the applicable accounting guidance.

DISCUSSION
----------
In order to access the accounting treatment of the warrants management analyzed terms of the warrants to determine whether they are within the scope of FAS 150, the application of EITF-00-19 and whether it met the definition of a derivative under FAS 133. A review of the key terms of the warrants includes the following features:
         o        Exercisable at anytime by the holders at their option
         o Can be exercised into a fixed number of common shares at a fixed price
         o        Can be exercised into registered or un-registered common stock
                  o If un-registered, holders may exercise under a cashless exercise feature.
                           - There is no economic difference with a cashless exercise as the holders receive the same "value" in number of shares.
                           - This language in the agreement clearly offers an alternative to the delivery of registered shares and the allowance of the delivery of un-registered shares

Management evaluated the application of FAS 150 to the warrants and determined the warrants are outside the scope of FAS 150. Paragraph 15 of FAS 150 states "THIS STATEMENT DOES NOT APPLY TO FEATURES EMBEDDED IN A FINANCIAL INSTRUMENT THAT IS NOT A DERIVATIVE IN ITS ENTIRETY. AN EXAMPLE IS AN OPTION ON THE ISSUER'S EQUITY SHARES THAT IS EMBEDDED IN A NON-DERIVATIVE HOST CONTRACT."

Management then considered the application of EITF 00-19. Guidance on the matter states certain conditions for equity treatment including "THE CONTRACT PERMITS THE COMPANY TO SETTLE IN UNREGISTERED SHARES", PARAGRAPH 14 OF EITF 00-19. The warrant agreement clearly states the exercise may be registered into un-registered shares as there is an option of the cashless exercise feature in the event of not having a registration in place. And, "DELIVERY OF UNREGISTERED SHARES IN A PRIVATE PLACEMENT TO THE COUNTERPARTY IS WITHIN THE CONTROL OF A COMPANY, AS LONG AS A FAILED REGISTRATION STATEMENT (THAT IS, A REGISTRATION STATEMENT THAT WAS FILED WITH THE SEC AND SUBSEQUENTLY WITHDRAWN) HAS NOT OCCURRED WITHIN SIX MONTHS PRIOR TO THE CLASSIFICATION ASSESSMENT DATE. IF A FAILED REGISTRATION STATEMENT HAS OCCURRED WITHIN SIX MONTHS OF THE CLASSIFICATION ASSESSMENT DATE, WHETHER A COMPANY CAN DELIVER UNREGISTERED SHARES TO THE COUNTERPARTY IN A NET-SHARE OR PHYSICAL SETTLEMENT IS A LEGAL DETERMINATION. ACCORDINGLY, ASSUMING (A) A FAILED REGISTRATION STATEMENT DOES NOT PRECLUDE DELIVERY OF UNREGISTERED SHARES, (B) THE CONTRACT PERMITS A COMPANY TO NET-SHARE SETTLE THE CONTRACT BY DELIVERY OF UNREGISTERED SHARES, AND (C) THE OTHER CONDITIONS IN THIS ISSUE ARE MET, THE CONTRACT SHOULD BE CLASSIFIED AS A PERMANENT EQUITY INSTRUMENT.

Another requirement for equity treatment in 00-19 states "THE COMPANY HAS SUFFICIENT AUTHORIZED AND UN-ISSUED SHARES AVAILABLE TO SETTLE THE CONTRACT AFTER CONSIDERING ALL OTHER COMMITMENTS THAT MAY REQUIRE THE ISSUANCE OF STOCK DURING THE MAXIMUM PERIOD THE DERIVATIVE CONTRACT COULD REMAIN OUTSTANDING." The company clearly meets this test as it has 100 million shares authorized and approximately 22million shares either outstanding or committed. Also in 00-19 "THE CONTRACT CONTAINS AN EXPLICIT LIMIT ON THE NUMBER OF SHARES TO BE DELIVERED IN A SHARE SETTLEMENT", paragraph 20. The warrants are specific in number of shares and exercise price. In the event of a cashless exercise, there would be even fewer shares issued.

Other considerations are included in paragraph 25 of EITF 00-19 as the company has no such requirement or penalties in the event the company fails to make timely filings with the SEC and no requirement for to offer an updated prospectus in the future.

Management also assessed FAS 133 in this matter. FAS 133 states "FOR PURPOSES OF APPLYING PARAGRAPH 11(A) OF STATEMENT 133 IN ANALYZING AN EMBEDDED FEATURE AS THOUGH IT WERE A SEPARATE INSTRUMENT, PARAGRAPHS 9-12 OF THIS STATEMENT SHALL NOT BE APPLIED TO THE EMBEDDED FEATURE. EMBEDDED FEATURES SHALL BE ANALYZED BY APPLYING OTHER APPLICABLE GUIDANCE." AND PARAGRAPH 11 STATES "NOTWITHSTANDING THE CONDITIONS OF PARAGRAPHS 6-10, THE REPORTING ENTITY SHALL NOT CONSIDER THE FOLLOWING CONTRACTS TO BE DERIVATIVE INSTRUMENTS FOR PURPOSES OF THIS STATEMENT:
A. CONTRACTS ISSUED OR HELD BY THAT REPORTING ENTITY THAT ARE BOTH (1) INDEXED TO ITS OWN STOCK AND (2) CLASSIFIED IN STOCKHOLDERS' EQUITY IN ITS STATEMENT OF FINANCIAL POSITION." Also, paragraph 61-l of FAS 133 states "CONVERTIBLE PREFERRED STOCK. BECAUSE THE CHANGES IN FAIR VALUE OF AN EQUITY INTEREST AND INTEREST RATES ON A DEBT INSTRUMENT ARE NOT CLEARLY AND CLOSELY RELATED, THE TERMS OF THE PREFERRED STOCK (OTHER THAN THE CONVERSION OPTION) MUST BE ANALYZED TO DETERMINE WHETHER THE PREFERRED STOCK (AND THUS THE POTENTIAL HOST CONTRACT) IS MORE AKIN TO AN EQUITY INSTRUMENT OR A DEBT INSTRUMENT." Management has determined, in its assessment of the host contract, the convertible preferred stock meets the criteria to be treated as temporary equity.

GUIDANCE
--------
EITF 00-19 - "ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLE IN A COMPANY'S OWN STOCK"
FASB 133 - "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES"
FASB 150 - "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY"

                                    EXHIBIT D
                                    ---------

STRASBAUGH
SAB 104, REVENUE RECOGNITION IN FINANCIAL STATEMENTS
6/30/07

BACKGROUND
----------
Strasbaugh recognizes revenue when product is shipped, title is transferred to the customer and when the revenue is realized, or realizable and earned. The company sells tools/machines, parts, upgrades maintenance service and provides installation services.

ISSUE
-----
The primary issues under EITF 00-21 - REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES and SAB 104 is when should the revenues of these components be recognized and when should they be deferred.

CONCLUSION
----------
Management believes its current revenue recognition policy is correct and complies with SAB 104. Those policies include:
         o Tools - Recognized once customer has visited the plant, signed off on the tool and the tool is shipped.
         o        Parts - Recognized when shipped
         o Service - If a maintenance contract is entered into, revenue is deferred and recognized over the life of the contract which is generally one to three years. If no maintenance contract, the customer is billed for time and material after the service is complete. These contracts are an option for the customer.
         o Installation - The company does not charge for installation as this is an inconsequential or perfunctory obligation and not considered a separate element of the sales contract.
         o Upgrades - The Company offers a suite of products known as "Enhancements" which are generally upgrades of existing Strasbaugh and non-Strasbaugh tools. These enhancements are not required for the tools to function and are not part of the original contract. The Company recognizes revenue once these upgrades and enhancements are complete

DISCUSSION
----------
The Company derives revenues principally from the sale of tools, parts and services. The Company has evaluated its revenue recognition under Emerging Issues Task Force ("EITF") 00-21, ACCOUNTING FOR REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES, and determined that its components of revenue are separate units of accounting. Each unit has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of each unit, and there is no right to cancel, return or refuse an order. Since each component is a separate unit of accounting pursuant to EITF 00-21, the Company recognizes its revenue pursuant to Staff Accounting Bulletin ("SAB") 104, "REVENUE RECOGNITION." Under SAB 104, revenue is recognized when the following criteria are met: (i) persuasive evidence of an arrangement, such as a purchase order, exists, (ii) delivery has occurred or services have been rendered, (iii) our price to the customer is fixed or determinable, and (iv) collection is reasonably assured. Based on Staff guidelines, revenue should not be recognized until it is realized or realizable and earned. Concepts Statement 5, paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues" Paragraph 84(a) continues "the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at time of sale (usually meaning delivery)".

SAB 104 states the staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

         o        PERSUASIVE EVIDENCE OF AN ARRANGEMENT EXISTS,
                  o Strasbaugh requires the receipt of a PO which details terms of each sale including price, delivery date(s), terms of payment, etc.
         o        DELIVERY HAS OCCURRED OR SERVICES HAVE BEEN RENDERED
                  o        Shipping/receipt documentation is evident
         o        THE SELLER'S PRICE TO THE BUYER IS FIXED OR DETERMINABLE
                  o        PO's and SO's include a fixed price
         o        COLLECTIBILITY IS REASONABLY ASSURED.

DELIVERY AND PERFORMANCE
BILL AND HOLD ARRANGEMENTS
On occasion, the Company will enter into a Bill and Hold arrangement at the request of the customer. These arrangements are rare for the company. SAB 104 addresses the criteria necessary for revenue recognition which the Company follows. SAB 104 states:

"The Commission has set forth criteria to be met in order to recognize revenue when delivery has not occurred.17 These include:
         1. The risks of ownership must have passed to the buyer;
         2. The customer must have made a fixed commitment to purchase the goods, preferably in written documentation;
         3. The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis;
         4. There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer s business purpose (e.g., storage periods are customary in the industry);
         5. The seller must not have retained any specific performance obligations such that the earning process is not complete;
         6. The ordered goods must have been segregated from the seller's inventory and not be subject to being used to fill other orders; and


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         7. The equipment [product] must be complete and ready for shipment. The
         Company meets all of the above criteria for revenue recognition under this arrangement."

CUSTOMER ACCEPTANCE
SAB 104, Questions Section, Particularly Questions B 2 and 5 addresses "customer acceptance" and when revenue recognition is appropriate. The fundamental ideas cover a couple of areas including whether or not the right to return, or refuse a shipment exists with a customer, and whether or not substantial performance exists with regard to installation, performance and acceptance. In Strasbaugh's case customers do not have a right to return or refuse shipment of a product once a purchase order has been issued. Additionally, customers generally inspect and run each machine at the Strasbaugh facility prior to shipment and "accept" the performance at that time under agreed to criteria. Those machines are then typically crated, shipped and installed at customer sites and tested to exact customer criteria (typically secret processes not known to Strasbaugh). SAB 104 states: "The staff would not object to revenue recognition for the equipment upon delivery (presuming all other revenue recognition criteria have been met for the equipment) if the seller demonstrates that, at the time of delivery, the equipment already meets all of the criteria and specifications in the customer-specific acceptance provisions. This may be demonstrated if conditions under which the customer intends to operate the equipment are replicated in pre-shipment testing, unless the performance of the equipment, once installed and operated at the customer's facility, may reasonably be different from that tested prior to shipment."

and...." While the staff presumes that customer acceptance provisions are substantive provisions that generally result in revenue deferral, that presumption can be overcome ..."

Strasbaugh "rarely" ships a product, other than "new" technology and yet to be proven in the market place, under a "conditional" purchase order. Generally, these terms allow the customer to assess the machine, test and improve results and the customer does have a right to return. Under the circumstances of a "conditional" purchase order, the Company does NOT recognize revenue until customer acceptance is achieved and all other criteria for revenue recognition are realized.

INCONSEQUENTIAL OR PERFUNCTORY PERFORMANCE OBLIGATIONS

SAB 104 states "Assuming all other recognition criteria are met, revenue for the unit of accounting may be recognized in its entirety if the seller's remaining obligation is inconsequential or perfunctory." And

"When applying the substantially complete notion, the staff believes that only inconsequential or perfunctory actions may remain incomplete such that the failure to complete the actions would not result in the customer receiving a refund or rejecting the delivered products or services performed to date. "


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NONREFUNDABLE UP-FRONT FEES
Strasbaugh defers revenue recognition on up-front fees and/or down-payments in accordance with SAB 104.

FIXED OR DETERMINABLE SALES PRICE
The Company's sales price is fixed at the time a PO is issued and accepted. The customer has no right of return or cancellation.

ESTIMATES AND CHANGES IN ESTIMATES
The company makes no estimates for "returns" since the customers have no such right.

DISCLOSURES
Disclosure requirements under SAB 104 have been reviewed and are included in the Company's accounting policy disclosures of its financial statements.

GUIDANCE
--------
Staff Accounting Bulletin No. 104 - SAB 104 REVENUE RECOGNITION IN FINANCIAL STATEMENTS
EITF 00-21 - REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLE
FASB 48 - REVENUE RECOGNITION WHEN RIGHT OF RETURN EXISTS
FASB Concepts Statement No. 5 - RECOGNITION AND MEASUREMENT IN FINANCIAL STATEMENTS OF BUSINESS ENTERPRISES
SAB 101 - REVENUE RECOGNITION IN FINANCIAL STATEMENTS


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